Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars, unless otherwise stated)

Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Equinox Gold Corp. and subsidiaries (“Equinox Gold” or the “Company”) and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.
Equinox Gold maintains systems of internal accounting and administrative controls to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s internal control over financial reporting as of December 31, 2021, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee (“Committee”).
The Committee is appointed by the Board of Directors, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual consolidated financial statements, management’s discussion and analysis and the external auditors’ reports. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the Company's shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Committee.

/s/ Christian Milau	/s/ Peter Hardie

Christian Milau	Peter Hardie
Chief Executive Officer	Chief Financial Officer

March 23, 2022

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Equinox Gold Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Equinox Gold Corp. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

4

Fair value of the mineral properties acquired as part of the Premier Gold Mines Limited acquisition
As discussed in Note 5(a) to the consolidated financial statements, on April 7, 2021 the Company acquired 100% of the issued and outstanding shares of Premier Gold Mines Limited (Premier) for consideration of $408,273 thousand. The transaction was accounted for as a business combination. In allocating the purchase consideration to the acquired assets and liabilities, $576,803 thousand was allocated to mineral properties, plant and equipment. The fair value of mineral properties, plant and equipment was based on comparable transactions.
We identified the evaluation of the fair value of mineral properties, plant and equipment acquired in the Premier acquisition as a critical audit matter. The evaluation of the fair value of mineral properties, plant and equipment required a high degree of auditor judgment, subjectivity and audit effort including the involvement of professionals with specialized skill and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for determining the fair value of assets and liabilities acquired in a business combination. This included controls related to the Company’s process for estimating the fair value of the acquired mineral properties, plant and equipment. We assessed the appropriateness and implied value of comparable transactions, including the value of any contingent consideration by comparing to publicly available data or agreeing to a purchase and sale agreement. We also assessed the appropriateness of the fair value of the Mercedes Mine estimated through a discounted cash flow approach. We compared the future production costs and capital expenditures in the discounted cash flow models to third party technical reports and to actual historical costs incurred. We evaluated the Company’s estimate of mineral reserves and resources by comparing the estimates to third party technical reports and actual historical production. We involved valuation professionals with specialized skills and knowledge, who assisted in:
–Evaluating the future gold prices by comparing to third-party data; and
–Evaluating the Company’s discount rates by comparing them against a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
March 23, 2022
5

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Equinox Gold Corp.
Opinion on Internal Control Over Financial Reporting
We have audited Equinox Gold Corp.’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company has maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, cash flow and changes in equity, for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 23, 2022 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired Premier Gold Mines Limited during 2021, and, except for controls over purchase price adjustments related to the acquisition, management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, Premier Gold Mines Limited’s internal control over financial reporting associated with total revenues of $56.9 million, net loss of $0.1 million, total current assets of $181.7 million, total non-current assets of $274.7 million, total current liabilities of $88.9 million and total non-current liabilities of $8.3 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Premier Gold Mines Limited during 2021.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Management’s Report on Internal Controls Over Financial Reporting and Disclosure Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 23, 2022

Consolidated Statements of Financial Position
At December 31, 2021 and 2020
(Expressed in thousands of United States dollars)

	Note	2021	2020
Assets
Current assets
Cash and cash equivalents		$305,498	$344,926
Marketable securities	6	240,530	3,120
Trade and other receivables	7	50,260	55,872
Inventories	8	201,622	208,290
Derivative assets	15(a)	124,234	—
Prepaid expenses and other current assets		33,549	33,816
Assets held for sale	9	207,538	—
		1,163,231	646,024
Non-current assets
Restricted cash		20,444	2,004
Inventories	8	124,265	130,888
Mineral properties, plant and equipment	10	2,497,919	1,858,723
Investment in associate	11	125,313	22,287
Deferred tax assets	26	10,576	—
Other non-current assets	12	25,613	13,474
Total assets		$3,967,361	$2,673,400

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	13	$190,116	$130,543
Current portion of loans and borrowings	14	26,667	13,333
Derivative liabilities	15(b)	77,699	63,993
Other current liabilities		22,339	14,795
Liabilities relating to assets held for sale	9	85,745	—
		402,566	222,664
Non-current liabilities
Loans and borrowings	14	514,015	531,908
Reclamation and closure cost provisions	16	95,565	117,103
Derivative liabilities	15(b)	7,158	90,573
Deferred tax liabilities	26	312,198	229,860
Other non-current liabilities	17	50,514	32,769
Total liabilities		1,382,016	1,224,877
Shareholders’ equity
Common shares	19(b)	2,006,777	1,518,042
Reserves	20	47,038	38,779
Accumulated other comprehensive income (“AOCI”)		84,939	—
Retained earnings (deficit)		446,591	(108,298)
Total equity		2,585,345	1,448,523
Total liabilities and equity		$3,967,361	$2,673,400
Commitments and contingencies (notes 10, 15(b)(v), 32(b) and 34)

The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors

“Ross Beaty”	“Lenard Boggio”
Director	Director

Consolidated Statements of Income
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2021	2020(1)
Revenue	21	$1,082,286	$845,388
Cost of sales
Operating expense	22	(654,804)	(423,291)
Depreciation and depletion		(196,892)	(131,914)
		(851,696)	(555,205)
Income from mine operations		230,590	290,183
Care and maintenance expense	23	(15,274)	(64,995)
Exploration expense		(16,253)	(11,840)
General and administration expense	24	(52,590)	(40,392)
Income from operations		146,473	172,956
Finance expense		(41,551)	(39,751)
Finance income		2,816	1,819
Share of net income (loss) of associate	11	735	(5,388)
Other income (expense)	25	426,562	(86,537)
Income before taxes		535,035	43,099
Income tax recovery (expense)	26	19,854	(20,811)
Net income		$554,889	$22,288

Net income per share
Basic	27	$1.95	$0.10
Diluted	27	$1.69	$0.10
Weighted average shares outstanding
Basic	27	284,932,357	212,487,729
Diluted	27	333,734,701	218,411,971
(1)    See note 3(u)(i)
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars)

	Note	2021	2020
Net income		$554,889	$22,288
Other comprehensive income (“OCI”)
Items that may be reclassified subsequently to net income:
Foreign currency translation		(1,345)	—
Items that will not be reclassified subsequently to net income:
Net increase in fair value of marketable securities and other investments in equity instruments	6,12(b)	100,144	—
Income tax expense relating to change in fair value of marketable securities and other investments in equity instruments		(13,860)	—
Total OCI		84,939	—
Total comprehensive income		$639,828	$22,288

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars)

	Note	2021	2020(1)
Cash provided by (used in):
Operating activities
Net income for the year		$554,889	$22,288
Adjustments for:
Depreciation and depletion		198,134	152,185
Finance expense		41,551	39,751
Change in fair value of derivatives	25	(90,643)	92,684
Settlements of derivatives	15(b)(i),(ii)	(46,308)	(35,809)
Gain on bargain purchase of Premier Gold Mines Limited	5(a)	(81,432)	—
(Gain) loss on disposal of assets	5(c),(d)	(81,970)	1,679
Gain on reclassification of investment in Solaris Resources Inc.	5(d)	(186,067)	—
Unrealized foreign exchange gain		(2,963)	(4,818)
Share-based compensation expense	19(d)	7,327	8,140
Income tax (recovery) expense	26	(19,854)	20,811
Income taxes paid		(24,934)	(32,788)
Other		(3,608)	6,848
Operating cash flow before non-cash changes in working capital		264,122	270,971
Non-cash changes in working capital	30	56,656	(15,193)
		320,778	255,778
Investing activities
Expenditures on mineral properties, plant and equipment		(344,224)	(174,753)
Acquisition of Premier Gold Mines Limited	5(a)	8,267	—
Investment in Greenstone Gold Mines LP	5(b)	(50,905)	—
Investment in i-80 Gold Corp.	11	(40,860)	—
Net proceeds on disposal of assets	5(c),(d)	90,478	6,500
Acquisition of Leagold Mining Corporation	5(e)	—	55,252
Investment in Solaris Resources Inc.	11	—	(12,480)
Other		(10,323)	(5,691)
		(347,567)	(131,172)
Financing activities
Draw down on Credit Facility	14(a)	—	379,680
Proceeds from issuance of Convertible Notes	14(b)	—	139,278
Transaction costs	14(a),(b)	—	(10,622)
Repayment of loans and borrowings	14	(30,983)	(546,274)
Interest paid	14	(22,112)	(26,536)
Lease payments	18	(24,309)	(6,667)
Net proceeds from issuance of shares	19(b)	59,498	42,793
Proceeds from exercise of warrants and stock options	15(b)(iii),19(c)	17,655	171,530
Other		(1,344)	9,483
		(1,595)	152,665
Effect of foreign exchange on cash and cash equivalents		(6,469)	(61)
(Decrease) increase in cash and cash equivalents		(34,853)	277,210
Cash and cash equivalents – beginning of year		344,926	67,716
Cash and cash equivalents – end of year		$310,073	$344,926
Cash and cash equivalents reclassified as held for sale	9	(4,575)	—
Cash and cash equivalents, excluding amounts classified as held for sale – end of year		$305,498	$344,926
(1)    See notes 3(u)(i) and 3(u)(ii)
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves (note 20)	AOCI	Retained Earnings (Deficit)	Total
Balance – December 31, 2019		113,452,363	$505,686	$27,959	$—	$(130,586)	$403,059
Shares and options issued on acquisition of Leagold Mining Corporation	5(e)	94,635,765	732,042	19,777	—	—	751,819
Shares issued in private placements	19(b)	6,934,438	42,855	—	—	—	42,855
Equity component of Convertible Notes issued	14(b)	—	—	8,322	—	—	8,322
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	15(b)(iii), 19(c)	27,331,840	237,521	(22,104)	—	—	215,417
Share-based compensation	19(d)	—	—	4,825	—	—	4,825
Share issue costs		—	(62)	—	—	—	(62)
Net income and total comprehensive income		—	—	—	—	20,720	20,720
Balance – December 31, 2020 (as previously reported)		242,354,406	1,518,042	38,779	—	(109,866)	1,446,955
Adjustment on initial application of IAS 16 amendment	3(u)(i)	—	—	—	—	1,568	1,568
Adjusted balance – December 31, 2020		242,354,406	1,518,042	38,779	—	(108,298)	1,448,523
Shares and options issued on acquisition of Premier Gold Mines Limited	5(a)	47,373,723	399,613	8,155	—	—	407,768
Shares issued in private placements	19(b)	7,500,000	59,595	—	—	—	59,595
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	15(b)(iii), 19(c)	4,096,475	29,624	(7,869)	—	—	21,755
Share-based compensation	19(d)	—	—	7,973	—	—	7,973
Share issue costs		—	(97)	—	—	—	(97)
Net income and total comprehensive income		—	—	—	84,939	554,889	639,828
Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company's corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On April 7, 2021, the Company completed the acquisition of Premier Gold Mines Limited (“Premier”) (the “Premier Acquisition”) (note 5(a)). The results of operations of Premier are included in these consolidated financial statements from April 7, 2021. On March 10, 2020, the Company completed its acquisition of Leagold Mining Corporation (“Leagold”) (the “Leagold Acquisition”) (note 5(e)). The results of operations of Leagold are included in these consolidated financial statements from March 10, 2020.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are as follows:

Subsidiary	Location	Principal Property	Principal Activity	Ownership Interest
Western Mesquite Mines, Inc.	USA	Mesquite Mine (“Mesquite”)	Production	100%
Castle Mountain Venture	USA	Castle Mountain Mine (“Castle Mountain”)	Production	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	Los Filos Mine Complex (“Los Filos”)	Production	100%
Minera Mercedes Minerales, S. de. R.L. de C.V.	Mexico	Mercedes Mine (“Mercedes”)	Production	100%
Mineração Aurizona S.A.	Brazil	Aurizona Mine (“Aurizona”)	Production	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	Fazenda Mine (“Fazenda”)	Production	100%
Mineração Riacho Dos Machados Ltda	Brazil	RDM Mine (“RDM”)	Production	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	Santa Luz project (“Santa Luz”)	Development	100%
The Company also has a 60% interest in Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project (“Greenstone”). On December 16, 2021, the Company entered into a definitive agreement to sell its Mercedes Mine and as at December 31, 2021, the assets and liabilities relating to Mercedes were classified as held for sale (note 9).
2.    BASIS OF PREPARATION
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 23, 2022.
(b)Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
(c)Basis of consolidation
These consolidated financial statements include the accounts of the Company, its subsidiaries and joint operation. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. Joint operations are assets and liabilities that are jointly controlled with another party.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

2.    BASIS OF PREPARATION (CONTINUED)
(c)Basis of consolidation (continued)
All intercompany transactions and balances, or in the case of the joint operation, the Company's share of such transactions and balances, are eliminated on consolidation.
(d)Presentation currency
Except as otherwise noted, these consolidated financial statements are presented in United States dollars (“US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(e)Functional currency, and foreign currency transactions and translation
(i)Functional currency
The functional currency of the Company and each of its subsidiaries and joint operation is determined by the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiaries is the US dollar. The functional currency of the Company's joint operation, Greenstone, is the Canadian dollar.
(ii)Foreign currency transactions
Transactions in currencies other than the functional currency of an entity (“foreign currencies”) are initially recognized in the functional currency by applying the exchange rates prevailing at the date of the transaction. At the end of each reporting period: (i) monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position; and (ii) non-monetary assets and liabilities denominated in foreign currencies are translated at historical exchange rates, unless the item is measured at fair value, in which case it is translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in net income or loss. Foreign currency gains and losses are reported on a net basis.
(iii)Foreign currency translation
The Company translates the results and financial position of Greenstone, which has a Canadian dollar functional currency, into the US dollar presentation currency using the following procedures:
•Assets and liabilities are translated at the exchange rate prevailing at the date of the statement of financial position;
•Revenues and expenses are translated at the exchange rates on the dates of the transactions, or at exchange rates that approximate the actual exchange rates, for example, the average exchange rate for the period; and
•Exchange gains and losses on translation are recognized in OCI.
(f)Comparative information
Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material.
3.    SIGNIFICANT ACCOUNTING POLICIES
(a)Business combinations
A business combination is an acquisition of assets and liabilities that constitute a business and whereby the Company obtains control of the business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process that, when applied to those inputs, have the ability to create or significantly contribute to the creation of outputs that generate investment income or other income from ordinary activities.
When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs at the acquisition date, the Company considers other factors to determine whether the set of activities or assets is a business. In this case, an acquired process is considered substantive when: (i) the acquired process is critical to the ability to develop the acquired input into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge, or experience to perform the process and other inputs that the organized workforce could develop into outputs.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(a)Business combinations (continued)
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values, determined as at the acquisition date, of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. Acquisition-related costs, other than costs to issue debt or equity securities of the Company, are expensed as incurred.
A non-controlling interest (“NCI”), if any, represents the equity in a subsidiary not attributable, directly or indirectly, to the Company. An NCI is recognized at its proportionate share of the fair value of identifiable net assets acquired on initial recognition.
Goodwill, if any, is calculated as the sum of the total consideration transferred by the Company and the NCI in the acquiree, if any, less the fair value of net assets acquired. When the fair value of net assets acquired exceeds the sum of the total consideration transferred by the Company and the NCI in the acquiree, if any, the Company recognizes a bargain purchase gain in net income or loss on the acquisition date.
(b)Joint arrangements
A joint arrangement is an arrangement of which two or more parties have joint control, which is the contractually agreed sharing of control of an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. A joint arrangement is classified as a joint operation or a joint venture based on the rights and obligations of the parties to the joint arrangement.
The Company's interest in Greenstone (notes 5(a) and 5(b)) is classified as a joint operation, whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company proportionately consolidates its share of Greenstone's assets, liabilities, revenues and expenses.
(c)Cash and cash equivalents
Cash and cash equivalents consist mainly of cash on hand and cash held at banks. Cash equivalents are highly liquid investments with a maturity date of three months or less from the date of purchase.
(d)Restricted cash
Restricted cash consists of deposits held as security for income tax assessments and letters of credit. Restricted cash is classified as current or non-current assets based on the applicable restriction periods.
(e)Inventories
Heap leach ore, stockpiled ore, work-in-process and finished goods inventories are measured at the lower of weighted average cost and net realizable value (“NRV”). Costs include the cost of direct labour and materials, mine-site overhead expenses and depreciation and depletion of related mineral properties, plant and equipment. NRV is calculated as the estimated price at the time of expected sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and selling costs.
The recovery of gold from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution that dissolves the gold contained in ore. The resulting solution is further processed in a plant where the gold is recovered. Costs are added to heap leach ore inventories based on mining and leaching costs incurred, including depreciation and depletion of related mineral properties, plant and equipment. Costs are removed from heap leach ore inventories as ounces of gold are recovered based on the average cost per recoverable ounce on the leach pads. The amount of recoverable gold on the leach pads is calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). The quantity of recoverable gold in ore on the leach pads that will be recovered over a period exceeding 12 months is classified as non-current.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(e)Inventories (continued)
Stockpiled ore inventories represent ore that has been extracted from the mine and is available for further processing. The average costs included in stockpiled ore inventories are based on mining costs incurred up to the point of stockpiling the ore, including depreciation and depletion related to mineral properties and equipment and are removed at the weighted average cost as ore is processed. Stockpiled ore that is not expected to be processed within the next 12 months is classified as non-current.
Work-in-process inventories represent ore that is in the process of being converted into finished goods, other than by heap leaching. The average costs included in work-in-process inventories represent the weighted average mining cost of ore being processed and the processing costs incurred prior to the refining process.
The average cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.
Supplies inventories include the costs of consumables, including freight, to be used in operations and is measured at the lower of average cost and NRV, with replacement costs being the typical measure of NRV.
Write-downs of inventories to NRV are included in operating expense in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the NRV of the related inventories.
(f)Investments in associates
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence. Investments in entities in which the Company owns less than a 20% interest are generally accounted for as marketable securities or other investments in equity instruments unless it can be clearly demonstrated that significant influence exists based on the Company's contractual rights and other factors.
The Company accounts for an investment in associate using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income (loss) and OCI (other comprehensive loss) of the associate, and for impairment losses after the initial recognition date. The Company’s share of income or losses of its associate is recognized in net income or loss during each reporting period. Dividends and repayments of capital received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.
When an investee ceases to be an associate, the Company discontinues the use of the equity method to account for its investment. When the Company retains an interest in the former associate, the Company accounts for the interest as a marketable security or other investment in equity instrument and a gain or loss is recognized in net income or loss for the difference between: (i) the fair value of any retained interest and any proceeds from disposing of a part interest in the associate; and (ii) the carrying amount of the investment at the date the use of the equity method was discontinued.
(g)Mineral properties, plant and equipment
(i)Mineral properties and construction-in-progress
Mineral properties and construction-in-progress include:
•costs of acquiring producing and development stage mineral properties;
•costs reclassified from exploration and evaluation assets;
•capitalized development costs;
•deferred stripping costs;
•estimates of reclamation and closure costs (note 3(k)(i)); and
•borrowing costs incurred that are attributable to qualifying mineral properties (note 3(q)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(g)Mineral properties, plant and equipment (continued)
(i)Mineral properties and construction-in-progress (continued)
Development costs are those expenditures incurred subsequent to the establishment of economic recoverability, technical feasibility and commercial viability, and after receipt of approval for project expenditures from the Board of Directors. Development costs are capitalized to construction-in-progress until the mine reaches commercial production, at which point the capitalized development costs are reclassified to mineral properties. Commercial production is the point at which a mine is capable of operating in the manner intended by the Company's management.
During the production phase of an underground mine, mine development costs incurred to maintain current production are included in operating expense. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. Development costs incurred to build new shafts, declines and ramps that enable permanent access to ore underground are capitalized as incurred.
During the production phase of an open-pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized as deferred stripping assets. Deferred stripping assets are recognized and included as part of the carrying amount of the related mineral property when the following three criteria are met:
•It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably.
Capitalized stripping costs are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are included in operating expense.
Mineral properties are carried at cost less accumulated depletion and accumulated impairment losses. Mineral properties are depleted using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and, in the case of certain underground mines, certain measured and indicated resources.
(ii)Exploration and evaluation expenditures
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.
The Company capitalizes direct costs of acquiring resource property interests as exploration and evaluation assets. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.
Exploration and evaluation costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are expensed as incurred up to the date of establishing that the project is technically feasible and commercially viable, and upon receipt of approval for project expenditures from the Board of Directors. Approval from the Board of Directors will be dependent upon the Company obtaining necessary permits and licenses to develop the mineral property. When approval for project expenditures is received, the related capitalized acquisition costs are assessed for impairment and reclassified to mineral properties. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the project is determined to be uneconomical or abandoned.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(g)Mineral properties, plant and equipment (continued)
(iii)Plant and equipment
Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located and, where applicable, borrowing costs.
The carrying amounts of plant and equipment are depreciated to the residual values, if any, using either the straight-line method over the shorter of the estimated useful life of the asset or the life of mine (“LOM”) or the units-of-production method over the estimated recoverable ounces.
For right-of-use assets, the depreciation period represents the period from lease commencement date to the earlier of the useful life of the underlying asset or the end of the lease term.
The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for plant and equipment; any changes arising from the assessment are applied by the Company prospectively.
(h)Financial instruments
(i)Recognition and measurement
Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. On initial recognition, financial assets and financial liabilities are measured at fair value. Directly attributable transaction costs associated with financial assets or financial liabilities measured at fair value through profit or loss (“FVTPL”) are expensed as incurred, while directly attributable transaction costs associated with all other financial assets and financial liabilities are included in the initial carrying amount of the asset or liability, respectively.
Subsequent to initial recognition, financial assets and financial liabilities are classified and measured as follows:
Financial assets at amortized cost
Financial assets are classified as and subsequently measured at amortized cost if both of the following criteria are met: (i) the objective of the Company’s business model for managing the financial assets is to collect their contractual cash flows; and (ii) the assets' contractual cash flows represent solely payments of principal and interest on the principal amount outstanding (“SPPI”).
The Company’s cash and cash equivalents, restricted cash, trade receivables, receivables from asset sales, reclamation bonds (included in other non-current assets) and other current and non-current receivables are classified as and subsequently measured at amortized cost.
The amortized cost of a financial asset or financial liability is the initial recognition amount minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between the initial recognition amount and the maturity amount.
Financial assets at FVTPL
Financial assets are classified and subsequently measured at FVTPL, with changes in fair value recognized in net income or loss, if they are not held within a business model whose objective includes collecting the financial assets' contractual cash flows or the contractual cash flows of the financial assets do not represent SPPI.
The Company’s marketable securities, other than those that the Company has elected to measure at fair value through OCI (“FVOCI”), are classified as and subsequently measured at FVTPL.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(h)Financial instruments (continued)
(i)Recognition and measurement (continued)
Equity investments at FVOCI
At initial recognition, the Company may irrevocably elect to present in OCI subsequent changes in the fair value of particular investments in equity instruments (on an individual instrument basis) that otherwise would be measured at FVTPL. This election is not permitted on investments in equity instruments that are held for trading. The cumulative gain or loss recognized in OCI is not reclassified to net income or loss upon disposition of the investment in equity instrument.
The Company has elected to measure certain of its investments in equity instruments that it intends to hold for strategic purposes at FVOCI and present subsequent changes in the fair value of the investments in OCI.
Financial liabilities at amortized cost
Accounts payable and accrued liabilities, loans and borrowings and certain other long-term liabilities are classified as and subsequently measured at amortized cost using the effective interest method, which includes the amortization of debt issue costs included in the carrying amounts of loans and borrowings.
Derivative assets and liabilities at FVTPL
A derivative is defined as having the following characteristics:
•Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
•It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and
•It is settled at a future date.
A derivative, other than a derivative that meets the definition of an equity instrument, is initially recognized as a financial asset or financial liability at its fair value on the date the derivative contract is entered into and the related transaction costs are expensed. The fair values of the derivatives are remeasured at the end of each reporting period with changes in fair values recognized in net income or loss.
A derivative that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash in terms of its functional currency or another financial asset is classified and presented as an equity instrument, rather than a financial liability. As the exercise price of the Company's share purchase warrants that are exercisable into common shares of Equinox Gold is denominated in Canadian dollars, the Company will receive a variable amount of cash in terms of its US dollar functional currency upon exercise of the warrants. Accordingly, the Company's warrants are classified and presented as derivative financial liabilities and measured at FVTPL.
(ii)Derecognition of financial assets
The Company derecognizes a financial asset, or a part of the financial asset, when and only when (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Company transfers the financial asset and the transfer qualifies for derecognition. Transfers of a financial asset, either by (i) transferring the contractual rights to the financial asset, or (ii) retaining the contractual rights to receive the cash flows of the financial asset, but assuming a contractual obligation to pay the cash flows collected to one or more recipients without material delay and whereby the Company is prohibited from selling or pledging the financial asset other than as security to the eventual recipients, qualify for derecognition if the Company transfers substantially all the risks and rewards of ownership of the financial asset or control of the financial asset.
On derecognition of a financial asset, the difference between the carrying amount measured at the date of derecognition and the consideration received (including any new asset obtained less any new liability assumed) is recognized as a gain or loss in net income or loss.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(h)Financial instruments (continued)
(iii)Modification of contractual cash flows
When the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of the financial asset, the Company recalculates the gross carrying amount of the financial asset and recognizes a modification gain or loss in net income or loss. The gross carrying amount of the financial asset is calculated as the present value of the renegotiated or modified contractual cash flows that are discounted at the financial asset's original effective interest rate.
Any costs or fees incurred adjust the carrying amount of the modified financial asset and are amortized over the remaining term of the modified financial asset.
(i)Impairment
(i)Non-financial assets and investments in associates
The carrying amounts of the Company’s non-financial assets, including mineral properties, plant and equipment, and investments in associates are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
The recoverable amount of an asset is the higher of its value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are assessed on an individual asset basis when applicable or grouped together into the smallest group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets (the “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of the recoverable amount. An impairment loss is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation and depletion, if no impairment loss had been recognized.
(ii)Financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for a financial asset measured at amortized cost is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial asset measured at amortized cost, other than a trade receivable, has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to the 12-month expected credit losses. For trade receivables, the Company measures the loss allowance at an amount equal to the lifetime expected credit losses.
For a financial asset that becomes credit-impaired, the Company measures the expected credit losses as the difference between the gross carrying amount of the financial asset and the present value of the estimated future cash flows discounted at the financial asset's original effective interest rate. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
The Company recognizes the amount of expected credit losses (or reversal) required to adjust the loss allowance at each reporting date to the required amount as an impairment loss (or gain) in net income or loss.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(j)Assets held for sale
A non-current asset or disposal group of assets and liabilities is classified as held for sale when it is highly probable that its carrying amount will be recovered principally through a sale transaction rather than through continuing use. A non-current asset or disposal group is classified as held for sale when the following criteria are met: (i) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal group; (ii) the appropriate level of management is committed to a plan to sell the asset or disposal group; (iii) an active program to locate a buyer and complete the plan has been initiated; (iv) the asset or disposal group is actively marketed for sale at a price that is reasonable in relation to its current fair value; (v) the sale is expected to complete within one year from the date of classification, except under certain events and circumstances; and (vi) actions required to complete the plan to sell the asset or disposal group indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. A non-current asset or disposal group ceases to be classified as held for sale when the above criteria are no longer met.
A non-current asset or disposal group classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of a non-current asset or disposal group classified as held for sale to fair value less costs to sell in net income or loss during the period of the write-down. The Company recognizes a gain for any subsequent increase in fair value less costs to sell of a non-current asset or disposal group to the extent of previously recognized impairment losses on the non-current asset or disposal group. A non-current asset is not depreciated or depleted while it is classified as held for sale, or as part of a disposal group classified as held for sale.
(k)Provisions
(i)Reclamation and closure cost provisions
The Company is subject to environmental laws and regulations. A provision for reclamation and closure costs is recognized at the time the legal or constructive obligation first arises which is generally the time that the environmental disturbance occurs. The provision is calculated as the present value of the expenditures required to settle the obligation. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related mineral property, plant or equipment and is amortized using the same method as applied to the related asset. Following the initial recognition of the provision, the carrying amount is increased for the unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows required to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized as an adjustment to the carrying amount of the related mineral property, plant or equipment.
(ii)Other provisions
A provision is recognized if, because of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined using the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense in net income or loss.
(l)Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
As a lessee, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs and, if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(l)Leases (continued)
The lease liability is initially measured at the present value of the lease payments during the lease term that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease term is the non-cancellable period of a lease together with periods covered by extension options that the Company is reasonably certain to exercise and periods covered by termination options that the Company is reasonably certain not to exercise. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently increased by the interest on the lease liability, measured using the discount rate, and decreased by lease payments made. The lease liability is remeasured using an unchanged discount rate when there is a change in future lease payments arising from a change in an index or rate, or a change in the amount expected to be payable under a residual value guarantee. The lease liability is remeasured using a revised discount rate when there is a change in future lease payments resulting from changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The revised discount rate in this case is the interest rate implicit in the lease for the remainder of the term or the Company's incremental borrowing rate at the date of reassessment.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months and arrangements for the Company's use of land to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if it is more representative of the pattern of benefit.
The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.
(m)Share capital
The Company's common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.
(n)Share-based payments
(i)    Equity-settled share-based payments
The fair value of the estimated number of stock options and other equity-settled share-based payments that are expected to vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period, with a corresponding increase in shareholders’ equity (within reserves). The total amount recognized as an expense is adjusted to reflect the number of options and other equity-settled share-based payments expected to vest at each reporting date.
The fair value of stock options granted is estimated at the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected life of the option and expected share price volatility. The expected life of the options granted is determined based on the average historical hold period before exercise or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.
The Company estimates the fair values of equity-settled restricted share units (“RSUs”) and equity instruments issuable under equity-settled restricted share units with performance-based vesting conditions (“pRSUs”), that are non-market conditions, based on the quoted price of the Company's common shares on the date of grant. Share-based compensation expense related to pRSUs with non-market performance conditions is recognized over the expected vesting period with the cumulative amount recognized adjusted at the end of each reporting period to reflect the change, if any, in the number of pRSUs expected to vest and expected vesting period based on expected performance.
The fair values of pRSUs with market conditions are estimated using the Monte Carlo method to project the performance of the Company and, if applicable, the relevant market index against which the Company's performance is compared. Share-based compensation expense related to pRSUs that vest based on market conditions is recognized over the vesting period based on the grant date fair value of the award.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(n)Share-based payments (continued)
(i)    Equity-settled share-based payments (continued)
When share-based payment transactions provide the Company with a choice to settle in cash or by issuing equity instruments, the Company accounts for the share-based payment as cash-settled when the Company determines that it has a present obligation to settle in cash.
(ii)Cash-settled share-based payments
The fair values of cash-settled share-based payments are recognized as share-based compensation expense over the vesting period, with a corresponding increase to liabilities. The liabilities for cash-settled share-based payments are remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in net income or loss for the period.
The Company's cash-settled share-based payments consist of deferred share units (“DSUs”), certain RSUs, and performance share units (“PSUs”) which vest based on the achievement of certain performance targets. The fair values of cash-settled DSUs and RSUs are estimated based on the current quoted market price of the Company's common shares. The fair values of cash-settled PSUs are based on the current quoted market price of the Company's common shares and projected performance.
(o)Revenue recognition
Revenue is principally generated from the sale of gold bullion with each shipment considered as a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the present right to payment for the delivery of the gold bullion.
(p)Employee benefits
Short-term employee benefit obligations are recognized as expenses, except for amounts included in the cost of inventories and mineral properties, plant and equipment, as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. The Company has no long-term employee benefit plans.
(q)Borrowing costs
Borrowing costs that are directly attributable to the acquisition and construction/development of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed as finance expense in the period in which they are incurred. To the extent that the Company borrows funds specifically for the purpose of obtaining a specific qualifying asset, the amount of borrowing costs eligible for capitalization is the actual net borrowing costs incurred on that borrowing during the period. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is calculated as the weighted average of the borrowing costs applicable to all borrowings of the Company, other than specific borrowings, that are outstanding during the period.
(r)Income taxes
Income taxes comprises current tax and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, adjusted for amendments to tax payable or receivable related to previous years.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(r)Income taxes (continued)
Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for temporary differences related to the initial recognition of assets or liabilities, other than in business combinations, that affect neither accounting nor taxable income, temporary differences arising on the initial recognition of goodwill and temporary differences relating to investments in subsidiaries to the extent that the Company can control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at the reporting date.
A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized.
Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they are related to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Royalties and other arrangements are treated as tax arrangements when they have the characteristics of income tax. This is the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within operating expense.
When there is uncertainty over income tax treatments, the Company assesses whether it is probable that the relevant taxation authority will accept the uncertain tax treatment. This assessment affects the amount of income tax expense or recovery recognized by the Company. If the Company concludes that it is not probable that a taxation authority will accept the uncertain tax treatment, the effect of the uncertain income tax treatment is reflected in the determination of the Company's income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value.
(s)Income (loss) per share
Basic income (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise share purchase warrants, convertible debentures, stock options and equity-settled RSUs. Contingently issuable shares under the Company's outstanding pRSUs are included in the diluted EPS calculation based on the number of shares that would be issuable if the reporting date were the end of the contingency period. The dilutive effect of share purchase warrants and stock options assumes that the proceeds from potential exercise of the instruments are used to repurchase the Company's common shares at the average market price for the period. Share purchase warrants and stock options are dilutive and included in the diluted EPS calculation to the extent exercise prices are below the average market price of the Company's common shares.
(t)Contingencies
Contingent assets and contingent liabilities are not recognized in the consolidated financial statements. Contingent assets and contingent liabilities are possible assets or possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability can also be a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.
Contingent assets and contingent liabilities are continually assessed to ensure developments are appropriately reflected in the consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(u)Changes in accounting policies during the reporting period
(i)Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16)
On May 14, 2020, the IASB published Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16) which prohibits deducting from the cost of property, plant and equipment any proceeds from selling items produced while preparing the asset for its intended use. Instead, proceeds from selling such items and the cost of producing such items shall be recognized in net income or loss.
The effective date of the amendments is for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendments apply retrospectively, but only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the consolidated financial statements in which the Company first applies the amendments.
The Company early applied the amendments in its consolidated financial statements for the annual period beginning on January 1, 2021. On application of the amendments, the Company reclassified $1.6 million of pre-commercial production net proceeds from mineral properties, plant and equipment as at December 31, 2020 to net income for the year ended December 31, 2020, comprising $2.9 million in revenue, $1.0 million in operating expense and $0.3 million in depreciation and depletion.
(ii)Presentation of finance fees and interest paid in statement of cash flows
Effective January 1, 2021, the Company made an accounting policy change to classify finance fees paid (which includes interest paid) within the consolidated statement of cash flows for the year ended December 31, 2021 as a financing activity rather than an operating activity, which more appropriately reflects the nature of these cash flows. Interest paid has been disclosed separately as a financing cash flow. Comparative figures for the year ended December 31, 2020 have been reclassified to conform with the change in accounting policy.
(iii)Interest rate benchmark reform
Interest rate benchmark reform (“Reform”) refers to the global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates. The Company applied Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (the “Reform Amendments”) effective January 1, 2021. The Reform Amendments provide a practical expedient requiring the effective interest rate be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Reform Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy.
On March 5, 2021, the Financial Conduct Authority, the regulatory supervisor of the administrator of London Interbank Offered Rate (“LIBOR”), announced that panel bank submissions for the 1-week and 2-month USD LIBOR settings will cease immediately after December 31, 2021, and immediately after June 30, 2023, in the case of the remaining USD LIBOR settings, after which representative LIBOR rates will no longer be available.
The Company maintains a credit facility, which comprises a $400 million revolving loan (the “Revolving Facility”) and a $100 million amortizing term loan (the “Term Loan”) (together, the “Credit Facility”), that bears interest at the LIBOR applicable to the interest period on each draw down plus an applicable margin ranging from 2.5% to 3.75% based on the Company's leverage ratio (note 14(a)). At December 31, 2021, the Company had $193.8 million owing under the Revolving Facility and $85.8 million owing under the Term Loan. The Revolving Facility matures on March 8, 2024 and the Term Loan matures on March 10, 2025. The Credit Facility agreement contains terms that replace the applicable current benchmark rate with an alternate benchmark rate when the current benchmark rate ceases to exist, which may include a term rate based on the Secured Overnight Financing Rate (“SOFR”). The Company expects to apply the practical expedient but the impact on the Company's consolidated financial statements cannot be determined until the alternate benchmark rate is agreed on with the counterparty.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(v)Amended IFRS standard not yet effective
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.
4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from estimates and assumptions made as the estimation process is inherently uncertain. All estimates and assumptions are reviewed on an ongoing basis based on relevant facts and circumstances, and new reliable information or experience. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements that management has made in the process of applying the Company's accounting policies that have the most significant effect on amounts recognized in these consolidated financial statements and the major sources of estimation uncertainty at December 31, 2021 that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
(a)Judgements
(i)Acquisitions
On the acquisition of a set of assets and liabilities, the acquiror must determine whether the set acquired includes the inputs and processes applied to those inputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Transactions accounted for as business combinations may result in goodwill or a bargain purchase gain and transaction costs are expensed. Transactions accounted for as asset acquisitions do not result in goodwill or a bargain purchase gain and transaction costs are capitalized as part of the assets acquired.
Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of Premier on April 7, 2021 and Leagold on March 10, 2020 met the criteria for transactions accounted for as business combinations and that Equinox Gold was the acquirer. The Company's acquisition of an additional 10% interest in Greenstone on April 16, 2021 was determined to be an asset acquisition.
(ii)Investments
Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee.
The Company determined that its initial 50% interest in Greenstone, acquired in connection with the Premier Acquisition on April 7, 2021 represented joint control of Greenstone and that Greenstone was a joint operation due to provisions in the limited partnership agreement that require unanimous approval of the partners regarding the relevant activities of Greenstone, and the fact that the partnership is primarily designed for the provision of output to the partners, giving the partners rights to substantially all the economic benefits of the assets of Greenstone, and is dependent on the partners on a continuous basis to settle the liabilities of Greenstone. On April 16, 2021, upon acquisition of an incremental 10% interest in Greenstone, resulting in the Company's total interest in the project being 60%, the Company reassessed its conclusion on joint control and the classification of the joint arrangement and determined no changes were required as the acquisition of the additional interest did not change the contractual sharing of control.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(ii)Investments (continued)
On April 28, 2021, upon sale of a portion of the Company's shareholdings in Solaris Resources Inc. (“Solaris”), the Company's interest in Solaris decreased to 19.9%. The Company determined that due to the reduction of its interest, the Company no longer had significant influence and discontinued accounting for its interest using the equity method. The Company recognized a gain of $186.1 million on reclassification of its investment (note 5(d)). At December 31, 2021, the Company's investment in Solaris common shares is accounted for as a marketable security measured at FVOCI.
(iii)Functional currency
The functional currency of the Company and each of its subsidiaries and joint operation is the currency of the primary economic environment in which the entity operates. The Company determined the functional currency of the Company and each of its subsidiaries is the US dollar, and the functional currency of Greenstone is the Canadian dollar. Determination of functional currency involves certain judgements about the primary economic environment. The Company will reconsider its functional currency and that of its subsidiaries and joint operation if there is a change in events and conditions that determined the primary economic environment and account for the effects of a change in functional currency prospectively.
(iv)Commencement of commercial production
Until a mine is capable of operating at levels intended by management, costs incurred, other than costs associated with the sale of gold doré produced, and including borrowing costs incurred on qualifying assets, are capitalized as part of the costs of the related mineral properties. Depletion of capitalized costs for mineral properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination. The Company determined that Phase 1 of the two-phase development plan at Castle Mountain consisting of a run-of-mine heap leach operation was capable of operating at levels intended by management effective November 21, 2020.
(v)Indicators of impairment
Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs may be impaired and, accordingly, whether impairment testing is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company's market capitalization relative to its net asset carrying amount. The primary internal factors considered are the Company's current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
Significant assumptions are used in preparing life of mine plans including forecast metal prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is a limited operating history of the asset or CGU.
(vi)Income taxes
In determining the Company's income tax expense for the period, management applies judgement in the interpretation of tax legislation in multiple jurisdictions. The Company is subject to tax assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amounts or timing of tax payments. The amounts recognized in the consolidated financial statements are based on management's judgements on the application of tax legislation and the probable outcome of tax assessments.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(vii)Contingencies
Contingencies are possible assets or liabilities arising from past events that, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur and are not recognized in the consolidated financial statements. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events. Contingencies are assessed continually to ensure that developments are appropriately reflected in the consolidated financial statements. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events and probability of an inflow or outflow of economic benefits.
(b)Key sources of estimation uncertainty
(i)Mineral reserve and mineral resource estimates
The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Estimates of proven and probable mineral reserves, and measured and indicated mineral resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures.
There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in forecast commodity prices, foreign exchange rates, operating expense or recovery rates may change the economic status of mineral reserves and resources and may, ultimately, result in mineral reserve and resources estimates being revised. Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provision for reclamation and closure costs.
(ii)Valuation of inventories
Inventories are measured at the lower of weighted average costs and NRV. Weighted average costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the costs of heap leach ore, stockpiled ore, work-in-process and finished goods inventories. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs.
The Company also makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company's ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii)Reclamation and closure costs
The Company’s provision for reclamation and closure costs represents management’s best estimate of the present value of the future cash outflows required to settle the liability, which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows (note 16). Changes in the above estimates and assumptions can result in a change to the provision recognized by the Company.
Changes to the provision for reclamation and closure costs are recognized with a corresponding change to the carrying amounts of related mineral properties, plant and equipment during the period of change. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(b)Key sources of estimation uncertainty (continued)
(iv)Income taxes and value-added taxes receivable
Deferred tax assets and liabilities are measured at the tax rates expected to apply to the periods the assets are realized and the liabilities are settled. In determining the applicable rates to apply, the Company makes estimates of the timing of reversal of temporary differences. The Company also makes estimates of the amounts and timing of future taxable income available against which deductible temporary differences can be utilized. Estimates of future taxable income are based on forecasted results of operations, application of tax legislation and available tax opportunities. The impacts of changes in these estimates are recognized in the period of change.
The Company provides for uncertain income tax treatments based on management's judgement on the probable outcome of tax assessments; the amounts recognized are measured based on the most likely amount or, if there are a wide range of possible outcomes, the expected value of the liability. Adjustments for differences between amounts recognized and final amounts as assessed by the taxation authorities are made during the period such differences are identified.
The Company has receivables from various governments for federal and state value-added taxes (“VAT”). The timing and amount of VAT receivables collectible can be uncertain. Management makes significant estimates in its assessment of recoverability of these receivables. Changes in estimates made can result in the recognition or reversal of impairment losses within net income or loss.
(v)Fair value measurement of derivative financial instruments
The fair value measurement of the Company's derivative financial instruments requires the use of option pricing models or other valuation techniques (note 15).The fair value measurements of the Company's investments in warrants, Equinox Gold share purchase warrants with exercise prices denominated in CAD that are not traded, and Solaris share purchase warrants are based on the use of an option pricing model that uses assumptions related to expected life and share price volatility as inputs. The fair value measurements of gold collar and forward contracts and foreign exchange contracts are based on forward gold prices and forward foreign exchange rates, respectively. The fair value measurement of the production component of the contingent consideration in connection with the Greenstone acquisition is based on forward gold prices and assumptions related to the achievement of production milestones. Changes in assumptions and estimates used could result in changes in the fair values of the derivative financial instruments which are recognized in net income or loss.
5.    CORPORATE TRANSACTIONS
(a)Acquisition of Premier
On April 7, 2021, the Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common shares for each Premier share. All outstanding options and warrants of Premier that were not exercised prior to the acquisition date were replaced with Equinox Gold options and warrants, as adjusted in accordance with the 0.1967 exchange ratio. The principal properties acquired by the Company in the Premier Acquisition were a 50% interest in Greenstone in Canada and the Mercedes Mine in Mexico. Immediately prior to the Premier Acquisition, Premier completed the spin-out of i-80 Gold Corp. (“i-80 Gold”), a newly created company holding Premier's gold projects in Nevada, United States. Premier retained a 30% interest in i-80 Gold which the Company acquired (note 11).
The Company determined that the Premier Acquisition represents a business combination, with Equinox Gold identified as the acquirer. Transaction costs incurred in respect of the acquisition totaling $3.2 million, of which $0.8 million were incurred in 2020, were expensed and presented as professional fees within general and administration expense in the consolidated statements of income.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Acquisition of Premier (continued)
The acquisition-date fair value of the consideration transferred consisted of the following:

Share consideration(1)	$399,613
Option consideration(2)	8,155
Warrant consideration(3)	505
Total consideration	$408,273
(1)The fair value of 47,373,723 common shares issued to Premier shareholders was determined using the Company’s share price of C$10.64 ($8.44) per share on the acquisition date.
(2)The fair value of 2,813,747 replacement options issued was determined using the Black-Scholes option pricing model with the following weighted average assumptions: exercise price of C$7.27, share price of C$10.64, expected life of 2.07 years, expected volatility of 41.30%, dividend yield of 0.0%, and discount rate of 0.37%.
(3)The fair value of 393,400 replacement warrants issued was determined using the Black-Scholes option pricing model with the following weighted average assumptions: exercise price of C$10.42, share price of C$10.64, expected life of 0.82 years, expected volatility of 39.7%, dividend yield of 0.0%, and discount rate of 0.15%.
In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Assets (liabilities) acquired
Cash and cash equivalents	$8,267
Trade and other receivables	13,165
Inventories	11,987
Restricted cash	8,333
Mineral properties, plant and equipment	576,803
Investment in associate	79,001
Other assets	4,399
Accounts payable and accrued liabilities	(18,002)
Loans and borrowings and accrued interest	(17,649)
Stream arrangement	(40,369)
Reclamation and closure cost provisions	(13,481)
Deferred tax liabilities	(121,931)
Other liabilities	(818)
Fair value of net assets acquired	$489,705
The above fair values were finalized at December 31, 2021. The Company retained an independent appraiser to assist with determination of the fair values of certain assets acquired and liabilities assumed. The fair value of inventories was determined based on an NRV approach, whereby the future estimated cash flows from sales of payable metal produced are adjusted for costs to complete. The fair value of the investment in associate, representing the Company's 30% interest in i-80 Gold, was based on the quoted market price of i-80 Gold common shares. The fair value of mineral properties, plant and equipment, excluding exploration and evaluation assets, was based on comparable transactions. An in-situ approach was used to estimate the fair values of certain exploration assets with reference to a public company comparables analysis. The fair values of the stream arrangement and reclamation and closure cost provisions were estimated using discounted cash flow models. Expected future cash flows associated with the stream arrangement are based on estimates of future gold and silver prices and discount rates. Expected future cash flows related to the reclamation and closure cost provisions are based on estimates of the future expenditures required to settle the obligation for disturbances at the acquisition date, and discount rates.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Acquisition of Premier (continued)
Upon finalization of the fair values of assets acquired and liabilities assumed, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date. As a result, the Company recognized a bargain purchase gain of $81.4 million, equal to the excess of the final fair value of the net assets acquired over the total consideration, in other income (expense). The difference of $81.4 million between the final fair value of net assets acquired as compared to the provisional fair value of net assets acquired was mainly related to mineral properties, plant and equipment ($94.4 million) and the associated deferred tax liabilities ($13.0 million).
Consolidated revenue for the year ended December 31, 2021 includes revenue from the properties acquired in the Premier Acquisition of $56.9 million. Consolidated net income for the year ended December 31, 2021 includes net income before tax from Premier of $7.7 million. Had the transaction occurred on January 1, 2021, pro-forma unaudited consolidated revenue and net income before tax for the year ended December 31, 2021 would have been approximately $1,115.0 million and $541.0 million, respectively.
(b)Acquisition of additional interest in Greenstone
On April 16, 2021, the Company completed the acquisition of an additional 10% interest in Greenstone, resulting in the Company’s total interest in the project being 60%, for a total cost of $59.9 million, consisting of a cash payment of $51.0 million on closing and the following contingent consideration:
•a $5.0 million cash payment 24 months after a positive mine construction decision for Greenstone; and
•the delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone.
The contingent consideration was measured at fair value at the date of acquisition in the amount of $8.9 million based on the projected cash outflows associated with the contingent payments at the milestone dates, adjusted for the time value of money using an appropriate market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.
The Company concluded that Greenstone was not a business and accordingly accounted for the acquisition of the additional 10% interest as an asset acquisition. The total cost of acquisition was allocated to the assets acquired and liabilities assumed as follows:

Assets (liabilities) acquired
Cash and cash equivalents	$95
Trade and other receivables	21
Restricted cash	1,043
Mineral properties, plant and equipment	59,078
Other assets	10
Accounts payable	(287)
Other liabilities	(27)
Net assets acquired	$59,933
The contingent consideration has been accounted for as financial liabilities. The cash component of the contingent consideration is classified as a financial liability measured at amortized cost and accreted at the end of each reporting period using an effective interest rate of 18.5%. The production component is classified as a derivative financial liability measured at FVTPL at the end of each reporting period (note 15(b)(v)).
At December 31, 2021, the amortized cost of the cash component was $3.6 million and the fair value of the derivative component was $6.6 million. The carrying amounts of the cash and derivative contingent consideration are included in other non-current liabilities and non-current derivative liabilities, respectively.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(c)Sale of Pilar
On April 16, 2021, the Company completed the sale of its Pilar mine in Brazil (“Pilar”) to Pilar Gold Inc. (“PGI”) in exchange for the following consideration:
•a $10.5 million cash payment received on closing of the sale;
•$27.5 million in promissory notes receivable comprising:
◦$10.0 million payable (the “Second Installment”) on or before May 31, 2021; and
◦$17.5 million payable (the “Third Installment”) on or before November 30, 2021 (the “Third Installment Maturity Date”), which was extended to November 30, 2023 (note 12(a));
•a 9.9% equity interest in PGI; and
•a 1% net smelter returns (“NSR”) royalty on production from Pilar.
The fair value of the consideration totaled $47.0 million at the date of sale which included the fair values of the cash payment received on closing, the promissory note receivable of $27.5 million, the investment in PGI of $4.8 million and the 1% NSR royalty on production from Pilar of $5.8 million, net of a working capital adjustment of $1.6 million. The Company recognized a gain on the sale of $45.4 million in other income (expense) for the year ended December 31, 2021.
The Second Installment was received in May 2021. On November 30, 2021, the Third Installment maturity date was extended to November 30, 2023. The Third Installment is included within other non-current assets and is classified as a financial asset measured at amortized cost (note 12(a)).
The equity interest in PGI is included within other non-current assets and measured at FVOCI with changes in fair value recognized in OCI (note 12(b)).
The NSR royalty asset is included within mineral properties.
(d)Sale of partial interest in Solaris
On April 28, 2021, the Company sold a portion of its shareholdings in Solaris totaling 10 million units, with each unit consisting of one Solaris common share and one-half common share purchase warrant, for gross proceeds of $66.7 million. Each whole warrant entitles the holder to acquire one common share of Solaris from the Company at a price of C$10.00 until April 28, 2022. Of the gross proceeds of $66.7 million, $57.6 million was allocated to the common shares and $9.1 million was allocated to the warrants.
On disposition, the Company recognized a gain on sale of its partial interest in Solaris shares in the amount of $50.3 million in other income (expense). The fair value of the warrants granted (the “Solaris warrant liability”) was recognized as a current derivative liability measured at FVTPL with changes in fair value at the end of each reporting period recognized in other income or expense (note 15(b)(iv)).
On disposition of the 10 million common shares of Solaris, the Company’s interest in Solaris was reduced to 19.9%. As a result, the Company determined it no longer had significant influence over Solaris and accordingly discontinued the use of the equity method to account for its investment. The carrying amount of the Company’s retained investment in Solaris was reclassified from investment in associate and recognized at fair value. The fair value of the Company’s retained investment of $197.6 million consisted of $136.0 million in common shares (“Solaris Shares”) and $61.6 million in warrants (“Solaris Warrants”) which were recognized as marketable securities measured at FVOCI (note 6) and derivative assets measured at FVTPL (note 15(a)(i)), respectively. The Company recognized a gain of $186.1 million in other income (expense) on reclassification of its investment in Solaris.
(e)Acquisition of Leagold
On March 10, 2020, the Company acquired 100% of the issued and outstanding shares of Leagold at an exchange ratio of 0.331 of an Equinox Gold share for each Leagold share. Holders of Leagold options, warrants, PSUs and DSUs received equivalent Equinox Gold options, warrants, PSUs and DSUs with the number of Equinox Gold common shares issuable pursuant to such instruments adjusted by the 0.331 exchange ratio. Leagold was a gold mining company with four operating mines, one development project and one expansion project, all located in the Americas, including Los Filos in Mexico, and Fazenda, RDM, Pilar and Santa Luz in Brazil. The acquisition supported the Company’s growth strategy and enhanced the Company’s production profile.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(e)Acquisition of Leagold (continued)
By virtue of the Company issuing equity instruments and the relative voting rights of Equinox Gold shareholders in the combined company post-merger, among other factors, the Company was identified as the acquirer and the transaction was accounted for as a business combination. Transaction costs incurred in respect of the acquisition totaling $5.9 million, of which $4.6 million were incurred in 2020, were expensed and presented as professional fees within general and administration expense in the consolidated statements of income.
The acquisition-date fair value of the consideration transferred consisted of the following:

Share consideration(1)	$732,042
Option consideration(2)	19,777
Warrant consideration(3)	8,543
PSU and DSU consideration(4)	3,721
Total consideration	$764,083
(1)The fair value of 94,635,765 common shares issued to Leagold shareholders was determined using the Company’s share price of C$10.51 ($7.74) per share on the acquisition date.
(2)The fair value of 5,728,647 replacement options issued was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: exercise price of C$7.77, share price of C$10.51, expected life of 2.07 years, expected volatility of 60.2%, dividend yield of 0.0%, and discount rate of 0.54%.
(3)The fair value of 16,626,569 replacement warrants issued was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: exercise price of C$11.14, share price of C$10.51, expected life of 0.32 years, expected volatility of 44.1%, dividend yield of 0.0%, and discount rate of 0.69%.
(4)The fair values of 369,919 replacement PSUs and 319,288 replacement DSUs issued were determined using the Leagold share price of C$3.49 ($2.57) on the acquisition date, adjusted for the 0.331 exchange ratio.
In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.
The following presents the fair values of the assets acquired and liabilities assumed:

Assets (liabilities) acquired
Cash and cash equivalents	$55,252
Trade and other receivables	33,524
Inventories	150,078
Mineral properties, plant and equipment	1,318,785
Other assets	21,432
Accounts payable and accrued liabilities	(88,896)
Loans and borrowings and accrued interest	(323,870)
Derivative liabilities	(78,526)
Reclamation and closure cost provision	(62,238)
Deferred tax liabilities	(230,458)
Other liabilities	(31,000)
Fair value of net assets acquired	$764,083
The Company retained an independent appraiser to assist with determination of the fair values of certain assets acquired and liabilities assumed. The fair values of mineral properties were estimated using discounted cash flow models and the fair values of plant and equipment were estimated using a combination of the replacement cost approach and the sales comparison approach. Expected future cash flows were based on estimates of future gold prices and projected future revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the acquisition date. The fair value of reclamation and closure cost provision was estimated based on the present value of the estimated future cash flows for reclamation and closure activities discounted using a credit-adjusted risk-free rate as of the acquisition date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(e)Acquisition of Leagold (continued)
Consolidated revenue for the year ended December 31, 2020 includes revenue of $360.7 million from the assets acquired in the Leagold Acquisition. Consolidated net income for the year ended December 31, 2020 includes a net loss before tax from Leagold of $24.3 million. Had the transaction occurred on January 1, 2020, pro-forma unaudited consolidated revenue and net income before tax for the year ended December 31, 2020 would have been approximately $934.9 million and $2.6 million, respectively.
6.    MARKETABLE SECURITIES

	December 31, 2021	December 31, 2020
Balance – beginning of year	$3,120	$988
Additions	228	514
Reclassification of investment in Solaris	135,964	—
Change in fair value	101,218	1,618
Balance – end of year	$240,530	$3,120
On disposition of the Company's partial interest in Solaris on April 28, 2021, the Company's investment in Solaris Shares was reclassified from investment in associate to marketable securities and remeasured at its fair value of $136.0 million (note 5(d)). The Company's 19.9% equity interest in Solaris is classified as a financial asset measured at FVOCI with changes in fair value recognized in OCI. At December 31, 2021, the fair value of the Company's investment in Solaris was $238.6 million (2020 – nil). During the year ended December 31, 2021, the Company recognized a gain of $102.6 million in OCI on remeasurement of the fair value of the equity securities.
7.    TRADE AND OTHER RECEIVABLES

	December 31, 2021	December 31, 2020
Trade receivables	$14,207	$17,172
VAT receivables(1)	24,621	18,991
Income tax receivables	8,046	10,085
Other receivables	3,386	9,624
	$50,260	$55,872
(1)    At December 31, 2021, the Company had $12.3 million (2020 – $14.6 million) and $16.7 million (2020 – $8.2 million) of VAT receivable in Brazil and Mexico, respectively, of which $8.8 million (2020 – $6.5 million) of the Brazilian VAT is included in other non-current assets as it is expected to be recovered more than 12 months after the reporting date.
8.    INVENTORIES

	December 31, 2021	December 31, 2020
Heap leach ore	$258,197	$268,703
Stockpiled ore	11,118	13,514
Work-in-process	17,400	14,988
Finished goods	3,395	4,500
Supplies	35,777	37,473
Total inventories	$325,887	$339,178

Classified and presented as:
Current	$201,622	$208,290
Non-current	124,265	130,888
	$325,887	$339,178

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    INVENTORIES (CONTINUED)
The non-current inventories at December 31, 2021 and 2020 relate to heap leach ore at Mesquite and Castle Mountain not expected to be recovered within 12 months of the reporting date.
During the year ended December 31, 2021, the Company recognized an increase in the provision for obsolete and slow-moving supplies inventories of $2.1 million (2020 – increase of $0.9 million) in net income. At December 31, 2021, the Company's total provision for obsolete and slow-moving supplies inventories was $14.1 million (2020 – $12.8 million).
During the year ended December 31, 2021, the Company recognized $18.1 million (2020 – nil) in write-downs of inventories to NRV, mainly relating to heap leach ore at Los Filos, included within cost of sales.
9.    ASSETS HELD FOR SALE
On December 16, 2021, the Company entered into a definitive agreement to sell its Mercedes Mine to Bear Creek Mining Corporation (“Bear Creek”) (the “Transaction”) for the following consideration:
•$75 million in cash payable on closing of the Transaction;
•$25 million in cash payable within six months of closing of the Transaction;
•24,730,000 common shares of Bear Creek, representing approximately 19.9% of the issued and outstanding common shares of Bear Creek; and
•a 2% NSR royalty on production from Mercedes.
Mercedes is a producing gold-silver mine in Mexico which was acquired by the Company as part of the Premier Acquisition (note 5(a)).
The Transaction is expected to close around the end of the first quarter of 2022. At December 31, 2021, the Company concluded that the criteria for classifying Mercedes as held for sale had been met. Accordingly, the assets and liabilities relating to Mercedes have been classified as held for sale and presented separately within current assets and current liabilities, respectively, in the statement of financial position at December 31, 2021.
At December 31, 2021, the carrying amounts of the assets and liabilities of Mercedes classified as held for sale were as follows:

Assets held for sale
Cash and cash equivalents	$4,575
Trade and other receivables	6,878
Inventories	12,935
Mineral properties, plant and equipment	183,137
Other assets	13
207,538
Liabilities relating to assets held for sale
Accounts payable and accrued liabilities	(13,282)
Derivative liabilities	(39,986)
Reclamation and closure cost provision	(11,863)
Deferred tax liabilities	(18,084)
Other liabilities	(2,530)
(85,745)
Net assets held for sale	$121,793

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    ASSETS HELD FOR SALE (CONTINUED)
The derivative liabilities relate to a gold prepay and silver stream arrangement with a third party (the “Stream Arrangement”). Under the terms of the Stream Arrangement, the Company is required to deliver 1,000 ounces of gold quarterly, subject to adjustment based on the market price of gold, until the Company has delivered a total of 9,000 ounces. In addition, the Company is required to deliver 100% of the silver production from Mercedes until the delivery of 3.75 million ounces, and 30% of silver production thereafter at a price equal to 20% of the prevailing silver price at the time of delivery. The Company is required to deliver a minimum of 300,000 ounces of silver in each calendar year until 2.1 million ounces of silver in aggregate have been delivered. As silver production from Mercedes may not be sufficient to satisfy the obligation and the Company may be required to purchase silver on the open market or settle the obligation in cash, the Stream Arrangement was accounted for as a derivative financial liability measured at FVTPL. The fair value of the Stream Arrangement is determined based on the net present value of the expected future cash flows using a discount rate that reflects the time value of money and risks associated with the liability.
As part of the Transaction, Bear Creek will assume the outstanding obligation under the Stream Arrangement. At December 31, 2021, the Company has delivered 2,700 ounces of gold and 85,803 ounces of silver towards the Stream Arrangement.
The changes in the carrying amount of the Stream Arrangement derivative liabilities during the year ended December 31, 2021 were as follows:

Balance – December 31, 2020	$—
Assumed in Premier Acquisition (note 5(a))	40,369
Gold and silver delivered	(6,802)
Change in fair value	6,419
Balance – December 31, 2021	$39,986

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Construction- in-progress	Exploration and evaluation assets (1)	Total
Cost
Balance – December 31, 2019	$341,770	$175,323	$20,951	$13,750	$551,794
Leagold Acquisition (note 5(e))	909,715	380,545	28,525	—	1,318,785
Additions	89,305	35,887	53,912	—	179,104
Transfers	—	56,125	(67,746)	—	(11,621)
Disposals	—	(3,819)	—	—	(3,819)
Change in reclamation and closure cost asset	31,537	—	—	—	31,537
Balance – December 31, 2020	1,372,327	644,061	35,642	13,750	2,065,780
Premier Acquisition (note 5(a))	468,315	72,018	—	36,470	576,803
Investment in Greenstone (note 5(b))	57,739	42	—	1,297	59,078
Additions	168,231	144,213	142,869	—	455,313
Reclassified to assets held for sale (note 9)	(134,783)	(73,915)	—	—	(208,698)
Transfers	(5,438)	5,438	—	—	—
Disposals	(6,285)	(125,565)	—	—	(131,850)
Change in reclamation and closure cost asset	(16,608)	—	—	—	(16,608)
Foreign currency adjustment	(4,520)	(49)	(613)	(93)	(5,275)
Balance – December 31, 2021	$1,898,978	$666,243	$177,898	$51,424	$2,794,543

Accumulated depreciation
Balance – December 31, 2019	$18,722	$21,379	$—	$—	$40,101
Additions	72,012	97,083	—	—	169,095
Disposals	—	(2,139)	—	—	(2,139)
Balance – December 31, 2020	$90,734	$116,323	$—	$—	$207,057
Additions	115,778	111,470	—	—	227,248
Reclassified to assets held for sale (note 9)	(15,586)	(9,975)	—	—	(25,561)
Transfers	(2,720)	2,720	—	—	—
Disposals	(5,204)	(106,907)		—	(112,111)
Foreign currency adjustment	—	(9)	—	—	(9)
Balance – December 31, 2021	$183,002	$113,622	$—	$—	$296,624
Net book value
At December 31, 2020	$1,281,593	$527,738	$35,642	$13,750	$1,858,723
At December 31, 2021	$1,715,976	$552,621	$177,898	$51,424	$2,497,919
(1)Exploration and evaluation assets as at December 31, 2019 and 2020 have been included within mineral properties, plant and equipment in the consolidated statement of financial position to conform with the current period presentation.
During the year ended December 31, 2021, the Company capitalized $70.1 million, $66.4 million and $5.5 million of costs incurred at Santa Luz, Greenstone and Los Filos, respectively, to construction-in-progress (2020 – $45.2 million, $3.5 million, and $3.6 million of costs incurred at Castle Mountain, Santa Luz and Los Filos, respectively). In addition, the Company capitalized $1.6 million of borrowing costs incurred to construction-in-progress (2020 – nil) and $13.8 million of depreciation and depletion to mineral properties and construction-in-progress (2020 – $6.0 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
On commencement of commercial production at Castle Mountain on November 21, 2020, the Company transferred $56.1 million and $11.6 million from construction-in-progress to plant and equipment and inventories, respectively. The Company recognized pre-production net income of $1.6 million earned during the ramp-up of Castle Mountain in the statement of income for the year ended December 31, 2020.
In addition to amounts included in construction-in-progress and exploration and evaluation and evaluation assets, mineral properties at December 31, 2021 includes $510.7 million (2020 – $115.1 million) relating to the mineral interests at Los Filos, Santa Luz and Greenstone which are currently not subject to depletion.
Certain of the Company's mining properties are subject to royalty arrangements based on their NSRs, gross revenues and other measures. At December 31, 2021, the Company's significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	Weighted average life of mine NSR of 2%
Castle Mountain	2.65% NSR
Los Filos	3% of gross sales at Xochipala concession; 1.5% EBITDA; 0.5% gross revenues
Aurizona	1.5% of gross sales; 3-5% sliding scale NSR based on gold price
Fazenda	0.75-1.5% of gross sales
RDM	1-1.5% of gross sales
11.    INVESTMENT IN ASSOCIATE
Details of the Company's investment in associate as at December 31, 2021 and 2020 are as follows:

	Principal Activity	Principal place of business	Ownership interest (%)		Fair value (1)		Carrying amount
Equity method accounted for investee			2021	2020	2021	2020	2021	2020
Solaris(2)	Exploration	Ecuador	—	26.5	$—	$132,026	$—	$22,287
i-80 Gold Corp.	Producing	USA	25.5	—	148,559	—	125,313	—
(1)The fair value of the Company's investment in i-80 Gold represents the fair value of 60.8 million i-80 Gold common shares based on the quoted market price at December 31, 2021 of C$3.09 per share, which is a Level 1 input.
(2)Effective April 28, 2021, the Company's investment in Solaris Shares and Solaris Warrants are presented in marketable securities and derivative assets, respectively (note 5(d)).
The following is a summary of the changes in the Company’s investment in Solaris previously accounted for using the equity method during the years ended December 31, 2021 and 2020:

Balance – December 31, 2019	$7,162
Shares acquired	12,480
Dilution gain	8,033
Share of net loss	(5,388)
Balance – December 31, 2020	22,287
Share of net loss for the period of January 1 to April 28, 2021	(3,399)
Carrying value of investment sold (note 5(d))	(7,318)
Reclassification of retained interest in Solaris (note 5(d))	(11,570)
Balance – December 31, 2021	$—

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

11.    INVESTMENT IN ASSOCIATE (CONTINUED)
The following table summarizes the change in carrying amount of the Company’s investment in i-80 Gold:

Balance – December 31, 2020	$—
Acquired in Premier Acquisition (note 5(a))	79,001
Shares acquired	40,111
Dilution gain	2,067
Share of net income	4,134
Balance – December 31, 2021	$125,313
In connection with the Premier Acquisition (note 5(a)), the Company acquired 41.3 million shares in i-80 Gold, a US-focused gold production and development company, representing a 30% interest in i-80 Gold.
On April 7, 2021, the Company participated in the i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million. Each unit comprises one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant (“i-80 Gold Warrant”) entitles the Company to acquire one common share of i-80 Gold at a price of C$3.64 until September 18, 2022. Of the $19.2 million investment, the Company allocated $18.4 million to the shares and $0.7 million to the warrants (note 15(a)(ii)).
In March 2021, the Company advanced $20.7 million to i-80 Gold as a loan. The loan was settled in exchange for the shares and warrants received in the private placement financing and a repayment by i-80 Gold of the remaining $1.5 million.
On May 27, 2021 and December 9, 2021, the Company exercised its anti-dilution right under the support agreement dated April 7, 2021 between the Company and i-80 Gold and subscribed for 5,479,536 common shares of i-80 Gold at C$2.60 per common share and 4,800,000 common shares of i-80 Gold at C$2.62 per common share, respectively, for a total investment of $21.7 million.
Summarized financial information in respect of the Company's associates as at and for the year ended December 31, 2021 and 2020, is set out below. The summarized financial information is based on amounts included in the associates' most recent available consolidated financial statements prepared in accordance with IFRS as of September 30, 2021 and 2020, respectively, adjusted for material transactions during the three months ended December 31, 2021 and 2020, respectively, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of interest in the associates. The information presented as at and for the year ended December 31, 2021 relates to the Company's 25.5% interest in i-80 Gold, and the information presented as at and for the year ended December 31, 2020 is related to the Company's 26.5% interest in Solaris.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

11.    INVESTMENT IN ASSOCIATE (CONTINUED)

At December 31	2021	2020
	i-80 Gold	Solaris
Cash and cash equivalents	$51,627	$71,973
Other current assets	55,606	322
Non-current assets	131,426	20,652
Total assets	238,659	92,947
Current financial liabilities(1)	—	439
Other current liabilities	12,956	2,702
Non-current financial liabilities	37	384
Other non-current liabilities	18,456	160
Total liabilities	31,449	3,685
Non-controlling interest	—	7,766
Net assets (100%)	207,210	81,496
Equinox Gold's share of net assets	52,814	21,585
Adjustments to Equinox Gold's share of net assets	72,499	702
Carrying amount	$125,313	$22,287
(1)    Excludes accounts payable and accrued liabilities.

Years ended December 31	2021	2020
Revenue	$—	$—
Expenses(1)	(24,906)	(20,301)
Depreciation and depletion	—	(68)
Income tax expense	(200)	—
Net loss from continuing operations (100%)	(25,106)	(20,369)
Net income from discontinued operations (100%)	11,554	—
Net loss (100%)	(13,552)	(20,369)
Other comprehensive income (loss) (100%)	—	—
Total comprehensive loss (100%)	(13,552)	(20,369)
Equinox Gold's share of net loss and comprehensive loss	(3,454)	(5,388)
Adjustments to Equinox Gold's share of net loss and comprehensive loss	7,588	—
Equinox Gold's share of net income (loss)	4,134	(5,388)
Equinox Gold's share of total comprehensive income (loss)	$4,134	$(5,388)
(1)    Excludes depreciation and depletion.
12.    OTHER NON-CURRENT ASSETS

	December 31, 2021	December 31, 2020
Receivable from asset sales, net of loss allowance(a)	$10,321	$3,907
Investment in PGI(b)	2,294	—
Derivative assets(a) (note 15(a))	218	—
VAT receivable	8,845	6,522
Other	3,935	3,045
	$25,613	$13,474

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

12.    OTHER NON-CURRENT ASSETS (CONTINUED)
(a)Receivable from PGI
In connection with the sale of Pilar (note 5(c)), the Company has a note receivable from PGI for the Third Installment. On November 30, 2021, the Company and PGI entered into an amending agreement (the “Amending Agreement”) that extended the Third Installment Maturity Date from November 30, 2021 to November 30, 2023. In addition, pursuant to the Amending Agreement, commencing on June 30, 2022, the Company will receive four quarterly deliveries of 300 ounces of refined gold each, subject to adjustments based on the market price of gold. During the year ended December 31, 2021, the Company recognized total impairment loss of $7.5 million on the note receivable in other income (expense). At December 31, 2021, the carrying amount of the Third Installment note receivable was $7.6 million.
The amounts owing under the Third Installment are secured by a pledge of all the issued and outstanding shares of the corporation that owns Pilar; credit rights, accounts, material contracts, equipment, machinery, inventory, gold production, real estate properties and mining concessions relating to Pilar; and a conditional assignment of mineral rights.
At December 31, 2021, the fair value of the gold deliveries was $1.0 million, of which $0.7 million is included within current derivative assets.
(b)Investment in PGI
The Company has an equity interest in PGI (note 5(c)) which is classified as a financial asset measured at FVOCI with changes in fair value recognized in OCI. During the year ended December 31, 2021, the Company recognized a loss of $2.5 million in OCI on remeasurement of the fair value of the equity securities.
13.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
Trade payables	$136,678	$99,197
Capital related	49,038	7,056
VAT and income taxes payable	4,400	23,900
Accrued interest	—	390
	$190,116	$130,543
14.    LOANS AND BORROWINGS

	December 31, 2021	December 31, 2020
Credit Facility(a)	$279,621	$289,910
2020 Convertible Notes(b)	129,320	126,645
2019 Convertible Notes(b)	131,741	128,686
Total loans and borrowings	$540,682	$545,241

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    LOANS AND BORROWINGS (CONTINUED)
The following is a reconciliation of the changes in the Company's loans and borrowings balance during the years ended December 31, 2021 and 2020 to cash flows arising from financing activities:

	2021	2020
Balance – beginning of year(1)	$545,417	$263,437
Financing cash flows:
Draw down on Credit Facility	—	379,680
Debt component of Convertible Notes issued	—	127,605
Transaction costs	—	(10,392)
Repayment of loans and borrowings	(30,983)	(546,274)
Interest paid	(22,112)	(26,536)
Other changes:
Debt assumed in Premier Acquisition (note 5(a))	17,649	—
Debt assumed in Leagold Acquisition (note 5(e))	—	323,870
Interest expense	30,711	36,658
Modification gain on Credit Facility	—	(2,631)
Balance – end of year(1)	540,682	545,417
Less: Accrued interest	—	(176)
Loans and borrowings – end of year	$540,682	$545,241

Classified and presented as:
Current	$26,667	$13,333
Non-current	514,015	531,908
	$540,682	$545,241
(1)     Includes accrued interest.
(a)Credit Facility
In March 2020, the Company amended its $130 million corporate revolving credit facility with a syndicate of lenders led by The Bank of Nova Scotia, Société Générale, Bank of Montreal and ING Capital LLC. The Credit Facility is comprised of a $400 million Revolving Facility and $100 million Term Loan.The Company recognized a gain on modification of debt of $2.6 million in other expense to reflect the adjusted amortized cost of the drawn portion of the Revolving Facility. Transaction costs of $9.2 million were recognized as a reduction to the carrying amount of the Credit Facility. During the year ended December 31, 2020, the Company drew down $380 million on the Credit Facility. In August 2020, the Company repaid $200 million of the principal under the Revolving Facility and recognized $2.7 million in finance expense due to the accelerated recognition of deferred financing costs as a result of the change in timing of cash flows.
The Credit Facility bears interest at an annual rate of LIBOR plus 2.50% to 3.75%, based on the Company's leverage ratio. The Credit Facility contains terms that provide for the replacement of the applicable current benchmark rate with an alternate benchmark rate based on SOFR or another alternate benchmark rate when the current benchmark rate ceases to exist. The Revolving Facility matures on March 8, 2024, at which date it must be repaid in full, and the Term Loan matures on March 10, 2025 with quarterly repayments equal to 6.67% of principal beginning September 30, 2021 through to maturity.
The carrying amount of debt outstanding will be accreted to the principal amount over the respective terms of the Revolving Facility and Term Loan using a weighted average effective interest rate of 4.40%. At December 31, 2021, the carrying amounts of the Revolving Facility and Term Loan were $193.8 million and $85.8 million, respectively (2020 – $191.3 million and $98.6 million, respectively).
The Credit Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company's present and future equity interests in Greenstone. The Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. As at December 31, 2021 and 2020, the Company was in compliance with these covenants.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    LOANS AND BORROWINGS (CONTINUED)
(b)Convertible Notes
In April 2019, the Company issued $139.7 million in Convertible Notes (the “2019 Notes”) to Mubadala Investment Company (“Mubadala”) and Pacific Road Resources Funds (“Pacific Road”) (the “2019 Notes”). The 2019 Notes mature on April 12, 2024 and bear interest at a fixed rate of 5% per year payable quarterly in arrears. The 2019 Notes are convertible at the holder's option into common shares of the Company at a fixed conversion price of $5.25 per share.
In March 2020, the Company issued $139.3 million in Convertible Notes (the “2020 Notes”) to Mubadala and Pacific Road. The 2020 Notes mature on March 10, 2025 and bear interest at a fixed rate of 4.75% per year payable quarterly in arrears. The 2020 Notes are convertible at the holder's option into common shares of the Company at a fixed conversion price of $7.80 per share.
Gross proceeds from the 2020 Notes of $139.3 million was allocated to the debt and equity components. The fair value of the debt portion of $127.6 million was estimated using a discounted cash flow model based on an expected term of five years and a discount rate of 6.9%. The residual of $8.6 million ($11.7 million net of deferred tax expense of $3.1 million) was recognized in other equity reserves. Transaction costs of $3.3 million were incurred and allocated on a pro-rata basis with $3.0 million allocated to the debt component and $0.3 million allocated to the equity component.
The debt component of the 2019 Notes and 2020 Notes, net of transaction costs, will be accreted to the principal amount over their respective terms using an effective rate of 7.5% and 7.3%, respectively.
Holders of the 2019 Notes and 2020 Notes may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. The Company has call options that may be exercised on or after October 11, 2022 in relation to the 2019 Notes and on or after March 10, 2023 in relation to the 2020 Notes, which are exercisable if the 90-day volume weighted average trading price of the Company's common shares exceeds $6.83 and $10.14, respectively, for a period of 30 consecutive days. Upon exercise of the option by the Company, the holders are required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the respective conversion price per share and the Company's share price at the time of redemption.
The 2019 Notes and 2020 Notes are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and the Company's present and future equity interests in Greenstone, and are subordinate to the Credit Facility.
15.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company's derivative assets measured at FVTPL at December 31, 2021:

2021
Solaris Warrants(i)	$122,919
i-80 Gold Warrants(ii)	581
Gold deliveries (note 12(a))	952
$124,452

Classified and presented as:
Current	$124,234
Non-current(1) (note 12(a))	218
$124,452
(1)    Represents the estimated fair value of the gold deliveries expected to be received from PGI after 12 months from the reporting date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Solaris Warrants
The Company holds 10,218,750 warrants that are each exercisable into one common share of Solaris, with exercise prices ranging from C$1.20 to C$6.75 per share, and expiry dates ranging between November 2022 and May 2023. The fair value of the Solaris Warrants at December 31, 2021 was $122.9 million. The fair value of the Solaris Warrants at December 31, 2021 was determined using the Black Scholes option pricing model with the following weighted average assumptions:

2021
Risk-free rate	0.78%
Expected life	1.0 year
Expected volatility	62.8%
Expected dividend	0.0%
Exercise price (C$)	$1.74
Share price (C$)	$16.94
During the year ended December 31, 2021, the Company recognized a gain of $61.3 million on revaluation of the Solaris Warrants in other income (expense).
(ii)i-80 Gold Warrants
The Company holds 2,318,596 warrants that are each exercisable into one common share of i-80 Gold until September 18, 2022 (note 11). The fair value of the i-80 Gold Warrants at December 31, 2021 was $0.6 million. The fair value of the i-80 Gold Warrants at December 31, 2021 was determined using the Black Scholes option pricing model with the following assumptions:

2021
Risk-free rate	0.53%
Expected life	0.72 years
Expected volatility	48.4%
Expected dividend	0.0%
Exercise price (C$)	3.64
Share price (C$)	3.09
During the year ended December 31, 2021, the Company recognized a loss of $0.2 million on revaluation of the i-80 Gold Warrants in other income (expense).
(b)Derivative liabilities
The following is a summary of the Company's derivative liabilities at December 31, 2021 and 2020:

	2021	2020
Gold collars and forward contracts(i)	$33,336	$91,393
Foreign exchange contracts(ii)	12,061	12,507
Equinox Gold warrant liability(iii)	5,177	50,666
Solaris warrant liability(iv)	27,697	—
Contingent consideration – Greenstone(v)	6,586	—
	$84,857	$154,566

Classified and presented as:
Current	$77,699	$63,993
Non-current	7,158	90,573
	$84,857	$154,566

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Gold collar and forward contracts
As part of the Leagold Acquisition (note 5(e)), the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,425 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. At December 31, 2021, the Company had 33,750 ounces and 41,250 ounces remaining to be delivered under its gold collar and forward contracts, respectively.
The gold collar and forward contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period with changes in fair value recognized in net income or loss.
The following table summarizes the changes in the gold collar and forward contracts outstanding during the years ended December 31, 2021 and 2020:

	2021	2020
Balance – beginning of year	$91,393	$—
Assumed in Leagold Acquisition (note 5(e))	—	78,526
Change in fair value	(16,605)	48,091
Settlements	(41,452)	(35,224)
Balance – end of year	$33,336	$91,393
The fair value of the gold collar and forward contracts at December 31, 2021 was a liability of $33.3 million, which is presented as current derivative liabilities (2020 – $91.4 million, of which $51.8 million is presented as current derivative liabilities).
(ii)Foreign exchange contracts
Certain of the Company's expenditures at its Brazilian and Mexican operations are denominated in the Brazilian Réal (“BRL”) and the Mexican Peso (“MXN”), respectively. The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the BRL and MXN relative to the US dollar.
At December 31, 2021, the Company had in place USD:BRL and USD:MXN put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options' weighted average strike price	Put options' weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$151,390	$8,039	4.92	5.82
MXN	71,000	5,000	20.54	23.68
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in net income or loss.
The following table summarizes the changes in the foreign exchange contracts outstanding during the years ended December 31, 2021 and 2020:

	2021	2020
Balance – beginning of year	$12,507	$(1,639)
Change in fair value	4,410	14,731
Settlements	(4,856)	(585)
Balance – end of year	$12,061	$12,507
The fair value of the foreign exchange contracts at December 31, 2021 was a liability of $12.1 million (2020 – $12.5 million), of which $11.5 million is presented as current derivative liabilities (2020 – $12.2 million).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Equinox Gold warrant liability
As the exercise price of the Company's share purchase warrants is fixed in Canadian dollars, the Company will receive a variable amount of cash in terms of the Company's US dollar functional currency upon exercise of the warrants by the holders. Accordingly, the warrants are accounted for as derivative financial liabilities measured at FVTPL with changes in fair value recognized in net income or loss.
The following table summarizes the changes in the Company's share purchase warrants outstanding during the years ended December 31, 2021 and 2020:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2019	24,051,190	$12.00
Issued in Leagold Acquisition (note 5(e))	16,626,569	11.14
Exercised	(20,976,625)	9.48
Expired	(675,976)	13.16
Outstanding – December 31, 2020	19,025,158	$14.00
Issued in Premier Acquisition (note 5(a))	393,400	10.42
Exercised	(1,361,549)	8.42
Expired	(16,387,492)	14.92
Outstanding – December 31, 2021	1,669,517	$8.69
The following table summarizes information about the Company's outstanding share purchase warrants at December 31, 2021:

Range of exercise price (C$)	Number of warrants(2)	Weighted average exercise price (C$)	Expiry dates
$5.05 - $5.30(1)	614,117	5.30	December 2022 - May 2023
$10.42 - $10.81	1,055,400	10.66	January 2022 - March 2022
	1,669,517	8.69
(1)    614,117 warrants with a weighted average exercise price of C$5.30 are exercisable into one common share of Equinox Gold and one-quarter of a common share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.
(2)    At December 31, 2021, all of the Company's outstanding warrants were non-traded.
The changes in the carrying amounts of the Company's outstanding share purchase warrants during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Balance – beginning of year	$50,666	$56,146
Issued in Premier Acquisition (note 5(a))	505	—
Issued in Leagold Acquisition (note 5(e))	—	8,543
Exercised	(4,100)	(43,885)
Change in fair value	(41,894)	29,862
Balance – end of year	$5,177	$50,666

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Equinox Gold warrant liability (continued)
The fair values of the Company's issued and outstanding non-traded warrants at December 31, 2021 and 2020 were determined using the Black Scholes option pricing model with the following weighted average inputs:

	2021	2020
Risk-free rate	0.34%	0.18%
Expected life	0.61 years	1.01 years
Expected volatility	46.8%	47.1%
Expected dividend	0.0%	0.0%
Share price (C$)	$11.60	$14.02
The fair value of the Company's outstanding share purchase warrants that were trading at December 31, 2020 was determined based on their quoted market price of C$0.58.
(iv)Solaris warrant liability
In connection with the sale of the Company's partial interest in Solaris, the Company granted five million share purchase warrants to the buyer (note 5(d)), with each warrant exercisable into one common share of Solaris held by the Company until April 28, 2022. The warrants are accounted for as current derivative financial liabilities measured at FVTPL. The fair value of the Solaris warrant liability at December 31, 2021 of $27.7 million was determined using the Black Scholes option pricing model with the following weighted average inputs:

2021
Risk-free rate	0.09%
Expected life	0.32 years
Expected volatility	53.7%
Expected dividend	0.0%
Share price (C$)	$16.94
During the year ended December 31, 2021, the Company recognized a loss of $18.6 million (2020 – nil) on revaluation of the Solaris warrant liability in other income (expense).
(v)Contingent consideration - Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021 (note 5(b)), the Company assumed contingent payment obligations. The obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone has been accounted for as a derivative financial liability measured at FVTPL. The fair value of the contingent consideration is determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.
At December 31, 2021, the fair value of the derivative liability was $6.6 million (2020 – nil). During the year ended December 31, 2021, the Company recognized a loss of $0.9 million (2020 – nil) on revaluation of the derivative liability in other income (expense).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    RECLAMATION AND CLOSURE COST PROVISION

	USA	Mexico	Brazil	Canada	Total
Balance – December 31, 2019	$22,335	$—	$7,894	$—	$30,229
Assumed in Leagold Acquisition (note 5(e))	—	32,878	29,360	—	62,238
Accretion	185	179	1,845	—	2,209
Change in estimates	4,662	16,634	10,241	—	31,537
Reclamation expenditures	(71)	(49)	(276)	—	(396)
Foreign exchange gain	—	—	(5,026)	—	(5,026)
Balance – December 31, 2020	27,111	49,642	44,038	—	120,791
Assumed in Premier Acquisition (note 5(a))	—	11,850	—	1,631	13,481
Disposals	—	—	(7,895)	—	(7,895)
Accretion	362	3,715	2,434	24	6,535
Change in estimates	1,001	(18,943)	410	924	(16,608)
Reclamation expenditures	—	(277)	(409)	—	(686)
Reclassified to assets held for sale (note 9)	—	(11,863)	—	—	(11,863)
Foreign exchange gain	—	(2,221)	(2,372)	(14)	(4,607)
Balance – December 31, 2021	$28,474	$31,903	$36,206	$2,565	$99,148

At December 31				2021	2020
Classified and presented as:
Current(1)				$3,583	$3,688
Non-current				95,565	117,103
Total reclamation and closure cost provision				$99,148	$120,791
(1)    Included in other current liabilities.
The Company's environmental permits require it to reclaim any land disturbed during mine development, construction and operations. The majority of these reclamation costs are expected to be incurred subsequent to the end of the operation to which they relate. The Company's provision for reclamation and closure cost represents management's best estimate of the future reclamation and mine closure activities based on the level of known disturbance at the reporting date, known legal requirements and internal and external cost estimates.
The Company measures the provision at the expected value of future cash flows using inflation rates of 2.0% to 3.5% (2020 – 2.0% to 3.5%) and discounted to the present value using discount rates of 1.3% to 8.7% (2020 – 0.9% to 6.9%) depending on the region in which the costs will be incurred. At December 31, 2021, the total undiscounted cash flows of the Company's reclamation and closure cost provisions was $182.7 million (2020 – $167.1 million).
The Company's subsidiary, Western Mesquite Mines Inc., is required to post security for reclamation and closure cost with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and for pit backfill with the California State Lands Commission under a public/private land lease agreement. At December 31, 2021, the Company has met its security requirements in the form of bonds posted through surety underwriters totaling $27.7 million (2020 – $0.3 million).
17.    OTHER NON-CURRENT LIABILITIES

	December 31, 2021	December 31, 2020
Provision for legal matters (note 34(a))	$11,647	$13,241
Lease liabilities (note 18(b))	26,943	9,949
Cash-settled share-based payments (note 19(c))	1,362	3,992
Other liabilities	10,562	5,587
	$50,514	$32,769

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

18.    LEASES
(a)Right-of-use assets
The Company's right-of-use assets mainly relate to leased mobile mining equipment which are included in plant and equipment within mineral properties, plant and equipment in the consolidated statement of financial position (note 10). The following table presents the changes in the carrying amount of the Company's right-of-use assets during the years ended December 31, 2021 and 2020:

	2021	2020
Balance – beginning of year	$16,969	$1,121
Acquired in Leagold Acquisition (note 5(e))	—	10,704
Additions	51,644	13,668
Depreciation	(15,906)	(8,524)
Balance – end of year	$52,707	$16,969
(b)Lease liabilities
The following is a reconciliation of the changes in the Company's lease liabilities balance to cash flows arising from financing activities:

	2021	2020
Balance – beginning of year	$18,884	$1,349
Financing cash flows:
Lease payments	(24,309)	(6,667)
Other changes:
Additions	48,687	13,668
Lease liabilities assumed in Leagold Acquisition (note 5(e))	—	10,922
Interest expense	2,115	1,439
Unrealized foreign exchange gain	(280)	(1,827)
Balance – end of year	$45,097	$18,884

Classified and presented as:
Current(1)	$18,154	$8,935
Non-current(2)	26,943	9,949
	$45,097	$18,884
(1)    Included in other current liabilities.
(2)    Included in other non-current liabilities.
In February 2021, the Company entered into a three-year lease agreement for the use of mining equipment to replace part of the Company's mining fleet at Mesquite. The equipment was delivered between February and May 2021 and the Company recognized total additions of $39.8 million to right-of-use assets with a corresponding increase to lease liabilities. Under the terms of the agreement, the Company makes quarterly fixed payments over the lease term.
In June 2020, the Company entered into a lease agreement for the use of mining equipment in relation to contract mining at Castle Mountain for a period of four years. On commencement of the lease, the Company recognized a $13.4 million addition to right-of-use assets with a corresponding increase to lease liabilities. Under the terms of the agreement, the Company makes fixed payments and additional variable lease payments depending on the usage of the assets over the lease term.
19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share issuances
In addition to the common shares issued as consideration for the Premier Acquisition (note 5(a)) (2020 – Leagold Acquisition (note 5(e)) and on exercise of warrants and stock options and settlement of RSUs and pRSUs (notes 15(b)(iii) and 19(c)), the Company had the following shares issuances during the years ended December 31, 2021 and 2020:
(i)In April 2021, the Company completed a non-brokered private placement of 7,500,000 common shares at a price of C$10.00 ($7.95) per share for gross proceeds of C$75.0 million ($59.6 million), of which C$40.4 million ($32.1 million) of common shares were issued to the Company's executives and directors.
(ii)In March and April 2020, the Company completed a non-brokered private placement of 6,934,438 common shares of the Company at a price of $6.18 per share for gross proceeds of $42.9 million, of which $36.0 million was issued to the Company's Chairman, Ross Beaty.
(c)Share-based compensation plans
(i)Restricted share units
Under the terms of the Equinox Gold Restricted Share Unit Plan (the “RSU Plan”), the Board of Directors may, from time to time, grant to directors, officers, employees, and consultants, RSUs and pRSUs in such numbers and for such terms as may be determined by the Board of Directors.
Equity-settled RSUs and pRSUs
Equity-settled RSUs are settled in the Company's common shares after the vesting conditions are met, which is generally within three years of the date of grant.
The number of awards vested under equity-settled pRSUs are subject to a multiplier of 0% to 300% of the number of pRSUs granted based on the achievement of specified non-market conditions, including gold production targets, or market conditions, including the Company's total shareholder return as compared to the S&P Global Gold Index or the VanEck Vectors Junior Gold Miners ETF (“GDXJ”) Index over a three-year comparison period. Share-based compensation expense related to pRSUs with non-market performance conditions is recognized over the expected vesting period with the cumulative amount recognized adjusted at the end of each reporting period to reflect the change, if any, in the number of pRSUs expected to vest and expected vesting period based on expected performance. Share-based compensation expense related to pRSUs that vest based on market conditions is recognized over the three-year vesting period based on the grant date fair value of the award.
The following table summarizes the changes in the Company's equity-settled RSUs and pRSUs outstanding during the years ended December 31, 2021 and 2020:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2019	803,047	1,112,378
Granted	375,017	213,600
Settled	(463,608)	(179,938)
Forfeited	(4,750)	(740)
Outstanding – December 31, 2020	709,706	1,145,300
Granted	603,607	421,155
Settled	(428,065)	(295,200)
Forfeited	(41,936)	(1,100)
Outstanding – December 31, 2021	843,312	1,270,155
During the year ended December 31, 2021, the Company granted 0.6 million equity-settled RSUs (2020 – 0.4 million) and 0.4 million pRSUs (2020 – 0.2 million) to directors, officers and employees. The weighted average grant date fair value of the RSUs and pRSUs granted during the year ended December 31, 2021 was $9.26 (2020 – $8.21).
During the year ended December 31, 2021, the Company settled 0.3 million of pRSUs that were subject to a weighted average multiplier of 1.6 (2020 – 0.2 million subject to a weighted average multiplier of 1.0).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(i)Restricted share units (continued)
Cash-settled RSUs and pRSUs
Under the terms of the RSU Plan, certain RSUs and pRSUs granted to employees entitle the holder to a cash payment equal to the number of RSUs granted, multiplied by the quoted market value of the Company's common shares on completion of the vesting period (the “cash-settled RSUs and cash-settled pRSUs”). The cash-settled pRSUs are subject to a multiplier of 0% to 200% based on the Company's total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period. The share-based compensation expense related to cash-settled RSUs and pRSUs is recognized over the two-year and three-year vesting period, respectively. The amount of share-based compensation expense is adjusted at each reporting period to reflect the change in quoted market price of the Company's common shares and the number of RSUs and pRSUs expected to vest.
The following table summarizes the changes in the Company's cash-settled RSUs and pRSUs outstanding during the years ended December 31, 2021 and 2020:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2019	168,800	—
Granted	78,900	—
Settled	(65,900)	—
Forfeited	(37,000)	—
Outstanding – December 31, 2020	144,800	—
Granted	67,800	7,700
Settled	(105,350)	—
Forfeited	—	—
Outstanding – December 31, 2021	107,250	7,700
During the year ended December 31, 2021, the Company granted 0.1 million total cash-settled RSUs and pRSUs (2020 – 0.1 million) with a weighted average grant date fair value of $10.05 (2020 – $7.49).
The total fair value of cash-settled RSUs and pRSUs outstanding at December 31, 2021 was $0.7 million (2020 – $1.2 million), of which $0.5 million and $0.2 million (2020 – $0.8 million and $0.4 million) are included in other current liabilities and other non-current liabilities, respectively.
(ii)Performance share units
In connection with the Leagold Acquisition (note 5(e)), the Company issued 0.4 million cash-settled replacement PSUs. Awards vested were subject to a multiplier of 50% to 150% of the number of PSUs granted based on the Company's total shareholder return compared to the GDXJ Index over a three-year comparison period ended December 31, 2021. Share-based compensation expense related to the PSUs was recognized over the vesting period with the amount recognized being adjusted at the end of each reporting period to reflect the change in the quoted market price of the Company's common shares, the number of PSUs expected to vest, and the expected performance factor at such date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(ii)Performance share units (continued)
The following table summarizes the changes in the Company's PSUs outstanding during the years ended December 31, 2021 and 2020:

Number of PSUs
Outstanding – December 31, 2019	—
Issued in Leagold Acquisition (note 5(e))	369,915
Settled	(72,533)
Forfeited	(14,506)
Outstanding – December 31, 2020	282,876
Settled	(249,028)
Forfeited	(33,848)
Outstanding – December 31, 2021	—
At December 31, 2021, all the PSUs issued had either vested or were forfeited. The total fair value of PSUs outstanding at December 31, 2020 was $2.3 million and was included in other non-current liabilities.
(iii)Deferred share units
Under the terms of the Equinox Gold Deferred Share Unit Plan (the “DSU Plan”), non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company's common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, based on the five-day volume weighted average trading price of the Company's common shares at the date of grant. DSUs vest immediately and are redeemable in cash.
The following table summarizes the changes in the Company's DSUs outstanding during the years ended December 31, 2021 and 2020:

Number of DSUs
Outstanding – December 31, 2019	—
Issued in Leagold Acquisition	319,286
Granted	8,266
Redeemed	(202,115)
Outstanding – December 31, 2020	125,437
Granted	51,046
Outstanding – December 31, 2021	176,483
In connection with the Leagold Acquisition (note 5(e)), the Company issued 0.3 million replacement DSUs to non-executive directors of Leagold. The DSUs are redeemable for 90 days from the date a director ceases to be a member of the Board.
The weighted average grant date fair value of DSUs granted during the year ended December 31, 2021 was $7.63 (2020 – $11.01).
The total fair value of DSUs outstanding as at December 31, 2021 was $1.2 million (2020 – $1.3 million) and is included in other non-current liabilities.
(iv)Stock options
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants with the exercise price, expiry date, and vesting conditions determined by the Board of Directors. All stock options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company's issued common shares as at the date of the grant.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(iv)Stock options (continued)
The following table summarizes the changes in the Company's outstanding stock options during the years ended December 31, 2021 and 2020:

	Number of options	Weighted average exercise price (C$)
Outstanding – December 31, 2019	2,675,113	$5.99
Issued in Leagold Acquisition (note 5(e))	5,728,647	7.77
Granted	156,200	11.80
Exercised	(5,559,803)	7.38
Expired/forfeited	(81,087)	8.52
Outstanding – December 31, 2020	2,919,070	$7.09
Issued in Premier Acquisition (note 5(a))	2,813,747	7.27
Exercised	(1,833,661)	5.77
Expired/forfeited	(315,713)	15.04
Outstanding – December 31, 2021	3,583,443	$7.14
During the year ended December 31, 2020, the Company granted 0.2 million stock options to employees, officers, directors and consultants of the Company. The fair value of stock options granted during the year ended December 31, 2020 was estimated using the Black-Scholes option pricing model with the following weighted average inputs:

2020
Exercise price and share price (C$)	$11.80
Risk-free interest rate	0.4%
Expected volatility	65.2%
Expected dividend yield	0.0%
Expected life	5.0 years
The weighted average share price at the date of exercise of stock options during the year ended December 31, 2021 was $10.87 (2020 – $13.36).
The following table summarizes information about the Company's outstanding and exercisable stock options at December 31, 2021:

	Options Outstanding			Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $2.99	33,100	$1.89	4.53	33,100	$1.89
$3.00 - $4.99	493,380	4.56	3.18	493,380	4.56
$5.00 - $6.99	1,575,999	5.50	1.50	1,575,999	5.50
$7.00 - $8.99	640,284	8.61	0.34	640,284	8.61
$9.00 - $17.15	840,680	10.80	1.17	765,030	10.70
	3,583,443	$7.14	1.47	3,507,793	$7.04

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(d)Share-based compensation
The following table summarizes the Company's share-based compensation recognized during the years ended December 31, 2021 and 2020:

	2021	2020
Stock options	$1,676	$618
RSUs and pRSUs	6,640	3,320
PSUs	(224)	3,882
DSUs	(492)	320
Total share-based compensation	$7,600	$8,140

Recognized in the consolidated financial statements as follows:
Equity-settled:
General and administration expense	$6,773	$4,449
Operating expense	927	376
Capitalized within construction-in-progress	273	—
Cash-settled:
General and administration (recovery) expense	(691)	2,302
Operating expense	290	708
Exploration expense	28	305
Total share-based compensation	$7,600	$8,140
20.    RESERVES
The following table summarizes the changes in the Company's reserves during the years ended December 31, 2021 and 2020:

	Share-based compensation	Equity component of Convertible Notes	Other	Total
Outstanding – December 31, 2019	$14,356	$10,217	$3,386	$27,959
Options issued in Leagold Acquisition	19,777	—	—	19,777
Equity component of Convertible Notes issued	—	8,322	—	8,322
Exercise of stock options and settlement of RSUs and pRSUs	(22,104)	—	—	(22,104)
Share-based compensation	4,825	—	—	4,825
Outstanding – December 31, 2020	16,854	18,539	3,386	38,779
Options issued in Premier Acquisition	8,155	—	—	8,155
Exercise of stock options and settlement of RSUs and pRSUs	(7,869)	—	—	(7,869)
Share-based compensation	7,973	—	—	7,973
Outstanding – December 31, 2021	$25,113	$18,539	$3,386	$47,038

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

21.    REVENUE
Revenue from contracts with customers during the years ended December 31, 2021 and 2020 disaggregated by metal were as follows:

	2021	2020
Gold	$1,079,321	$844,076
Silver	2,965	1,312
Total revenue	$1,082,286	$845,388
(a)Gold offtake arrangement
As part of the Leagold Acquisition (note 5(e)), the Company assumed offtake arrangements with Orion Mine Finance (“Orion”) that provide for gold offtake of 50% of the gold production from Los Filos and 35% of the gold production from the Fazenda, RDM, Pilar and Santa Luz mines at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, to Orion has been achieved. At December 31, 2021, the Company had delivered a total of 0.3 million ounces and 0.2 million ounces, respectively, to Orion under the terms of the offtake arrangements.
(b)Silver streaming arrangement
As part of the Leagold Acquisition, the Company assumed a silver streaming agreement with Wheaton Precious Metals Corp. (“WPM”) under which the Company must sell to WPM a minimum of 5.0 million payable silver ounces produced by Los Filos from August 5, 2010 to the earlier of the termination of the agreement and October 15, 2029 at the lesser of $3.90 per ounce and the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract and was $4.53 per ounce at December 31, 2021. At December 31, 2021, a total of 2.0 million ounces had been delivered to WPM under the terms of the streaming agreement. As the Company's obligation under the silver stream agreement will be satisfied through the delivery of silver ounces produced by Los Filos, it was determined that the contract was entered into and continues to be held for the purpose of the delivery of a non-financial item in accordance with the Company's expected sale or usage requirements, and accordingly not accounted for as a financial instrument.
22.    OPERATING EXPENSE
Operating expense during the years ended December 31, 2021 and 2020 were comprised of the following expenses by nature:

	2021	2020
Raw materials and consumables	$264,359	$153,173
Salaries and employee benefits	101,078	68,160
Contractors	130,865	79,355
Repairs and maintenance	60,457	37,908
Site administration	49,206	37,523
Royalties	28,618	23,312
	634,583	399,431
Change in inventories	20,221	23,860
Total operating expense	$654,804	$423,291
23.    CARE AND MAINTENANCE EXPENSE
During the year ended December 31, 2021, the Company incurred total care and maintenance costs of $15.3 million (2020 – $65.0 million).
Included in care and maintenance costs for the year ended December 31, 2021 were $14.2 million incurred at Los Filos resulting from a delayed restart in the first quarter of 2021 from the community blockade as described below that lifted in December 2020 and the temporary suspension of operations resulting from a community blockade in July 2021.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

23.    CARE AND MAINTENANCE EXPENSE (CONTINUED)
Included in care and maintenance costs for the year ended December 31, 2020 were $18.2 million in mine standby costs resulting from government mandated shutdowns due to the COVID-19 pandemic at the Company's operations in Mexico ($15.3 million) and certain of its operations in Brazil ($2.9 million). In addition, the Company temporarily suspended operations at Los Filos in September 2020 as a result of a community blockade and incurred $44.6 million in care and maintenance costs during the temporary suspension until operations resumed on December 23, 2020. The Company also incurred $2.2 million in care and maintenance costs at Santa Luz prior to approval of construction by the Company's Board of Directors on November 9, 2020.
24.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the years ended December 31, 2021 and 2020 were comprised of the following expenses by nature:

	2021	2020
Salaries and benefits	$19,761	$12,497
Share-based compensation	6,082	6,751
Professional fees	15,696	12,814
Office and other expenses	9,809	7,638
Depreciation	1,242	692
Total general and administration expense	$52,590	$40,392
25.    OTHER INCOME (EXPENSE)
Other income (expense) during the years ended December 31, 2021 and 2020 were comprised of the following:

	2021	2020
Foreign exchange gain	$152	$12,050
Change in fair value of gold contracts (note 15(b)(i))	16,605	(48,091)
Change in fair value of foreign exchange contracts (note 15(b(ii))	(4,410)	(14,731)
Change in fair value of warrants (note 15(a),15(b)(iii),15(b)(iv))	85,790	(29,862)
Change in fair value of contingent consideration (note 15(b)(v))	(923)	—
Change in fair value of Stream Arrangement (note 9)	(6,419)	—
Gain on bargain purchase of Premier (note 5(a))	81,432	—
Gain on sale of Pilar (note 5(c))	45,417	—
Gain on sale of partial interest in Solaris (note 5(d))	50,300	—
Gain on reclassification of investment in Solaris (note 5(d))	186,067	—
Dilution gain on investment in associate	2,067	8,033
Loss on disposal of plant and equipment	(12,414)	(1,679)
Expected credit losses(1)	(6,951)	(6,074)
Other expense	(10,151)	(6,183)
Total other income (expense)	$426,562	$(86,537)
(1)    Related to non-trade receivables (note 12).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

26.    INCOME TAXES
Income tax expense during the years ended December 31, 2021 and 2020 differs from the amounts that would result from applying the combined Canadian federal and provincial income tax rate of 27% (2020 – 27%) to income before income taxes. These differences result from the following items:

	2021	2020
Income before income taxes	$535,035	$43,099
Combined Canadian federal and provincial income tax rate	27%	27%
Expected income tax expense	144,459	11,637
Non-taxable income and non-deductible expenses	(52,405)	24,003
Impact of tax rate differences between jurisdictions	(31,941)	—
Tax effect of temporary differences for which no tax benefit has been recognized	(39,843)	6,424
Change in fair value of derivative liabilities	(11,312)	8,063
Impact of US percentage depletion	(10,114)	(10,325)
Impact of Mexican inflation	(3,024)	(2,311)
Foreign exchange and other	(15,674)	(16,680)
Total income tax (recovery) expense	$(19,854)	$20,811

Comprising:
Current tax expense	$25,163	$35,050
Deferred tax recovery	(45,017)	(14,239)
	$(19,854)	$20,811

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

26.    INCOME TAXES (CONTINUED)
The significant components of the Company's recognized deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020 were as follows:

	2021	2020
Non-capital losses	$62,419	$22,421
Deductible temporary differences relating to:
Mineral properties, plant and equipment	75,259	45,109
Inventory	31,847	2,084
Reclamation and closure cost provision	16,023	15,080
Mining tax	10,717	3,924
Accrued liabilities	10,650	6,051
Investments and loans and borrowings	11,701	—
Suspended interest deduction	4,604	—
Other	7,396	8,248
Total deferred tax assets	$230,616	$102,917
Taxable temporary differences relating to:
Mineral properties, plant and equipment	$(492,463)	$(296,861)
Marketable securities	(30,227)	—
Reclamation and closure cost provision	(12,070)	(5,631)
Derivatives	(7,174)	—
Intercompany loan	(6,898)	(16,757)
Other	(1,490)	(13,528)
Total deferred tax liabilities	(550,322)	(332,777)
Net deferred tax liability	$(319,706)	$(229,860)

Presented as:
Deferred tax assets	$10,576	$—
Deferred tax liabilities	(312,198)	(229,860)
Deferred tax liabilities relating to assets held for sale (note 9)	(18,084)	—
	$(319,706)	$(229,860)
The movements in the Company's net deferred tax liability during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Balance – beginning of year	$(229,860)	$(10,712)
Recognized in net income	45,017	14,239
Acquisition of Premier (note 5(a))	(121,931)	—
Acquisition of Leagold (note 5(e))	—	(230,458)
Recognized in OCI	(12,932)	—
Recognized in equity component of Convertible Notes	—	(2,929)
Balance – end of year	$(319,706)	$(229,860)
In assessing whether to recognize deferred tax assets, other than deferred tax assets arising from the initial recognition of assets and liabilities that do not affect accounting or taxable income which are not recognized, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income against which the deferred tax assets can be utilized.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

26.    INCOME TAXES (CONTINUED)
The Company's deductible temporary differences, unused tax losses and unused tax credits at December 31, 2021 and 2020 for which deferred tax assets have not been recognized were as follows:

	2021	2020
Deductible temporary differences relating to:
Mineral properties, plant and equipment	$430,274	$277,097
Investments and loans and borrowings	322,272	12,021
Inventories	—	18,978
Derivatives	8,276	97,647
Reclamation obligation	41,164	54,996
Share issue and finance costs	1,176	21,471
Interest expense	—	19,350
Other	14,970	903
Non-capital losses	449,984	357,080
Capital losses	10,689	26,826
State alternative minimum tax credit	7,434	7,787
	$1,286,239	$894,156
At December 31, 2021, the Company had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are recognized and losses for which deferred tax assets are not recognized as listed in the table above. The loss carryforwards expire as follows:

2021
Canada (expire between 2035-2041)	$238,898
United States - California (expire between 2034-2040 or after)	170,214
Mexico (expire between 2024-2030)	142,441
Brazil (no expiry)	117,671
Other (2026 and onwards)	10,938
$680,162
27.    NET INCOME PER SHARE
The calculations of basic and diluted EPS for the years ended December 31, 2021 and 2020 were as follows:

	2021			2020
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	284,932,357	$554,889	$1.95	212,487,729	$22,288	$0.10
Dilutive stock options	1,165,033	—		2,015,014	—
Dilutive RSUs and pRSUs	2,806,153	—		741,588	—
Dilutive Convertible Notes	44,458,210	9,995		—	—
Dilutive warrants	372,948	(1,358)		3,167,640	(1,076)
Diluted EPS	333,734,701	$563,526	$1.69	218,411,971	$21,212	$0.10
The outstanding instruments that were not included in the calculation of diluted EPS as they were anti-dilutive for the year ended December 31, 2021 were 1.1 million warrants, 0.8 million stock options, 0.3 million equity-settled pRSUs (2020 – 16.0 million warrants, 0.2 million stock options, and 41.0 million shares issuable for convertible notes).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

28.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following tables present significant information about the Company's reportable operating segments as reported to the Company's chief operating decision maker:

Year ended December 31, 2021
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$249,025	$(142,487)	$(29,231)	$—	$—	$77,307
Castle Mountain	46,040	(18,608)	(3,670)	(1,175)	—	22,587
Los Filos	257,217	(227,350)	(37,527)	(339)	(14,185)	(22,184)
Mercedes(1)	56,928	(30,288)	(24,753)	(648)	—	1,239
Aurizona	242,621	(103,999)	(37,433)	(4,980)	—	96,209
Fazenda	107,917	(52,319)	(33,021)	(3,655)	—	18,922
RDM	105,774	(69,018)	(23,901)	(849)	—	12,006
Santa Luz	—	—	—	(3,692)	—	(3,692)
Greenstone(2)	—	—	—	(204)	(79)	(283)
Corporate and other(3)	16,764	(10,735)	(7,356)	(711)	(53,600)	(55,638)
	$1,082,286	$(654,804)	$(196,892)	$(16,253)	$(67,864)	$146,473

Year ended December 31, 2020(4)
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$245,931	$(126,334)	$(19,655)	$—	$—	$99,942
Castle Mountain	9,116	(3,478)	(734)	(6,515)	—	(1,611)
Los Filos(5)	105,872	(80,587)	(13,264)	(216)	(59,876)	(48,071)
Aurizona	229,644	(92,398)	(41,991)	(5,109)	—	90,146
Fazenda(5)	92,404	(40,882)	(22,012)	—	—	29,510
RDM(5)	106,635	(48,582)	(20,601)	—	(937)	36,515
Santa Luz(5)	—	—	—	—	(2,213)	(2,213)
Corporate and other(3)(5)	55,786	(31,030)	(13,657)	—	(42,361)	(31,262)
	$845,388	$(423,291)	$(131,914)	$(11,840)	$(105,387)	$172,956
(1)The above segment information includes the results of Mercedes from the date of acquisition of Premier on April 7, 2021.
(2)The above segment information includes the Company's 50% share of the results of Greenstone from the date of acquisition of Premier on April 7, 2021 to April 15, 2021, and its 60% share of the results of Greenstone from April 16, 2021 (notes 5(a) and (b)).
(3)Corporate and other includes the results of Pilar until April 16, 2021, the date of disposition.
(4)The presentation of the segment information for the year ended December 31, 2020 has been changed to present Castle Mountain and Fazenda separately as reportable segments and include Pilar in Corporate and other to be consistent with the current year presentation. Castle Mountain, Fazenda and Pilar were previously grouped in the other operating mines segment.
(5)The above segment information includes the results of Los Filos, Fazenda, RDM, Santa Luz and Pilar from the date of acquisition of Leagold on March 10, 2020 (note 5(e)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

28.    SEGMENT INFORMATION (CONTINUED)

	Total assets(1)		Total liabilities(1)
At December 31	2021	2020	2021	2020
Mesquite	$332,555	$262,758	$(74,543)	$(36,032)
Castle Mountain	261,631	227,157	(25,607)	(23,960)
Los Filos	1,108,533	1,066,378	(274,664)	(271,712)
Mercedes(2)	207,538	—	(85,849)	—
Aurizona	363,703	338,792	(51,546)	(49,261)
Fazenda	138,143	180,397	(41,325)	(52,261)
RDM	119,468	144,025	(20,515)	(42,146)
Santa Luz	234,490	209,215	(22,016)	(10,605)
Greenstone	498,529	—	(120,657)	—
Corporate and other(3)	702,771	244,678	(665,294)	(738,900)
	$3,967,361	$2,673,400	$(1,382,016)	$(1,224,877)
(1)The presentation of the segment assets and liabilities at December 31, 2020 has been changed to present Castle Mountain and Fazenda separately as reportable segments and include Pilar in corporate and other to be consistent with the current year presentation. Castle Mountain, Fazenda and Pilar were previously grouped in the other operating mines segment.
(2)At December 31, 2021, the assets and liabilities of Mercedes were classified as held for sale (note 9).
(3)Corporate and other includes the Company's investment in i-80 Gold (note 11) at December 31, 2021.
The following table presents the Company's non-current assets, excluding financial instruments and investments in associates, by region:

At December 31	2021	2020
United States	$451,113	$392,290
Mexico	941,762	919,464
Brazil	730,679	685,604
Canada	544,428	1,820
Total non-current assets, excluding financial instruments	$2,667,982	$1,999,178
The following table presents revenue from sales to major customers that exceeded 10% of the Company's revenue for the years ended December 31, 2021 and 2020:

	2021	2020
Customer 1	$521,476	$354,981
Customer 2	265,690	131,439
Customer 3	264,277	259,371
Customer 4	—	87,551
Total revenue from major customers	$1,051,443	$833,342
Total revenue from major customers as percentage of total revenue	97.2%	98.3%
29.    RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management.
In April 2021, the Company issued $32.1 million of its common shares to its executives and directors under a private placement (note 19(b)).
In June 2020, the Company repaid in full $13.7 million in principal and accrued interest owing to the Company's Chairman under a standby loan entered into in 2018. In March 2020, Mr. Beaty participated in a private placement by the Company, acquiring $36.0 million in common shares (note 19(b)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

29.    RELATED PARTY TRANSACTIONS (CONTINUED)
The remuneration of the Company's directors and other key management personnel during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Salaries, directors' fees and other short-term benefits	$4,236	$6,763
Share-based payments	4,985	3,385
Total key management personnel compensation	$9,221	$10,148
At December 31, 2021, $2.0 million (2020 – $2.0 million) was owed by the Company to management for accrued salaries and bonuses and reimbursement of expenses.
30.    SUPPLEMENTAL CASH FLOW INFORMATION
The non-cash changes in working capital during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
(Increase) decrease in trade and other receivables	$(3,815)	$157
Decrease in inventories	20,221	20,545
Decrease (increase) in prepaid expenses and other current assets	2,840	(15,351)
Increase (decrease) in accounts payable and accrued liabilities	37,410	(20,544)
Non-cash changes in working capital	$56,656	$(15,193)
31.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
(a)Financial assets and financial liabilities by category
The carrying amounts of Company's financial assets and financial liabilities by category are as follows:

At December 31, 2021	Amortized cost	FVTPL	FVOCI(3)	Total
Financial assets
Cash and cash equivalents	$305,498	$—	$—	$305,498
Marketable securities	—	1,902	238,628	240,530
Trade receivables	14,207	—	—	14,207
Derivative assets(1)	—	124,452	—	124,452
Restricted cash	20,444	—	—	20,444
Other current and non-current financial assets	14,416	—	2,294	16,710
Total financial assets	$354,565	$126,354	$240,922	$721,841

Financial liabilities
Accounts payable and accrued liabilities	$185,716	$—	$—	$185,716
Loans and borrowings	540,682	—	—	540,682
Derivative liabilities(1)	—	84,857	—	84,857
Lease liabilities(2)	45,097	—	—	45,097
Other financial liabilities	3,588	—	—	3,588
Total financial liabilities	$775,083	$84,857	$—	$859,940
(1)     Includes current and non-current derivatives (note 15).
(2)    Includes current and non-current lease liabilities (note 18).
(3)    Includes the Company's investment in Solaris Shares (note 6) and PGI (note 12).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(a)Financial assets and financial liabilities by category (continued)

At December 31, 2020	Amortized cost	FVTPL	FVOCI	Total
Financial assets
Cash and cash equivalents	$344,926	$—	$—	$344,926
Marketable securities	—	3,120	—	3,120
Trade receivables	17,212	—	—	17,212
Restricted cash(1)	3,210	—	—	3,210
Other current and non-current financial assets	12,333	—	—	12,333
Total financial assets	$377,681	$3,120	$—	$380,801

Financial liabilities
Accounts payable and accrued liabilities	$119,641	$—	$—	$119,641
Loans and borrowings	545,241	—	—	$545,241
Derivative liabilities(2)	—	154,566	—	$154,566
Lease liabilities(3)	18,884	—	—	$18,884
Total financial liabilities	$683,766	$154,566	$—	$838,332
(1)    Includes current and non-current restricted cash. Current restricted cash is included within prepaid expenses and other current assets.
(2)    Includes current and non-current derivative liabilities (note 15).
(3)    Includes current and non-current lease liabilities (note 18).
(b)Fair values of financial assets and financial liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(i)Financial assets and financial liabilities measured at fair value
The fair values of the Company's financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At December 31, 2021	Level 1(a)	Level 2(b)	Level 3(c)	Total
Marketable securities	$240,530	$—	$—	$240,530
Derivative assets(1)	—	124,452	—	124,452
Other financial assets	—	—	2,294	2,294
Derivative liabilities(1)	—	(78,271)	(6,586)	(84,857)
Net financial assets (liabilities)	$240,530	$46,181	$(4,292)	$282,419

At December 31, 2020
Marketable securities	$3,120	$—	$—	$3,120
Derivative liabilities(1)	(36,455)	(118,111)	—	(154,566)
Net financial liabilities	$(33,335)	$(118,111)	$—	$(151,446)
(1)    Includes current and non-current derivatives (note 15).

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities (continued)
(i)Financial assets and financial liabilities measured at fair value (continued)
There were no amounts transferred between levels of the fair value hierarchy during the years ended December 31, 2021 and 2020.
(a)The fair values of marketable securities and the Company's share purchase warrants that are traded are based on the quoted market price of the underlying securities.
(b)The fair values of derivative assets and certain of its derivative liabilities are measured using Level 2 inputs. The fair values of the Company's investments in warrants, non-traded share purchase warrants and Solaris warrant liability are determined using the Black Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility. The fair values of the Company's gold collar and forward contracts are based on forward metal prices, and the fair values of the Company's foreign currency contracts are based on forward foreign exchange rates.
(c)The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
(ii)Financial assets and financial liabilities not already measured at fair value
At December 31, 2021, the fair values of the Company's financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		December 31, 2021		December 31, 2020
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from asset sales(a)	3	$10,321	$10,321	$12,197	$12,197
Credit Facility(b)	2	279,621	287,255	289,910	300,599
Convertible Notes(b)	2	261,061	384,143	255,331	521,873
(a)    The fair values of receivables from sales of the Company's non-core assets are calculated as the present value of expected future cash flows based on expected amounts and timing of future cash flows discounted using a market rate of interest for similar instruments.
(b)    The fair values of the Credit Facility and Convertible Notes are calculated as the present value of future cash flows based on contractual cash flows discounted using a market rate of interest for similar instruments.
(c)    At December 31, 2021 and 2020, the carrying amounts of the Company's cash and cash equivalents, restricted cash, trade and other current receivables, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to the short-term nature of the instruments.
32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company's Board of Directors approves and oversees the Company's risk management process, which seeks to minimize the potential adverse effects of financial risks on the Company's financial results. At December 31, 2021, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(a)Credit risk (continued)
The Company is primarily exposed to credit risk on its cash and cash equivalents, restricted cash, trade receivables, and other current and non-current receivables. The Company's maximum exposure to credit risk at December 31, 2021, represented by the carrying amounts of these financial assets, was $354.6 million (2020 – $404.5 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings.
Credit risk arising from the Company's trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and other companies with high credit ratings. Credit risk relating to receivables from the sale of the Company's non-core assets is mitigated by collateral held as security in the event of default.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company manages its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure (note 33).
The Company has a $400 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 Notes, of which it has utilized $199.7 million at December 31, 2021.
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company's liabilities, and operating and capital purchase commitments at December 31, 2021:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$185,716	$—	$—	$—	$—	$—	$185,716
Loans and borrowings(1)(2)	48,261	47,489	376,364	147,223			619,337
Derivative liabilities	44,825	572					45,397
Lease liabilities(2)	19,362	18,742	9,010	6	6	13	47,139
Other financial liabilities(2)	—	5,000	—	—	—	—	5,000
Reclamation and closure costs(2)	3,748	6,576	8,311	10,008	8,724	145,314	182,681
Purchase commitments(2)	94,241	9,524	4,608	2,214	1,295	2	111,884
Other operating commitments(2)	30,546	31,766	33,035	17,796	18,508	48,763	180,414
Total	$426,699	$119,669	$431,328	$177,247	$28,533	$194,092	$1,377,568
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
(c)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: interest rate risk, currency risk and other price risk.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(i)Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate cash flow risk on its Revolving Facility and Term Loan which are subject to variable interest rates based on LIBOR or another alternate benchmark rate when the current benchmark rate ceases to exist (notes 3(u)(iii) and 14(a)). A 1.0% increase or decrease in the LIBOR interest rate during the year ended December 31, 2021 would have resulted in a decrease or increase of $2.2 million, respectively, in the Company's net income during the year ended December 31, 2021.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
The Company is exposed to interest rate fair value risk on the 2019 Notes and 2020 Notes, which are subject to fixed interest rates. The Company manages its interest rate risk with a mix of fixed and variable rate debt. A change in market interest rate would impact the fair values of the 2019 Notes and 2020 Notes. However, as the Convertible Notes are measured at amortized cost, changes in market interest rates would have had no impact to the Company's net income during the year ended December 31, 2021.
(ii)Foreign currency risk
Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone, which uses the Canadian dollar as its functional currency, the functional currency of the Company and its subsidiaries is the US dollar. The Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD, principally on BRL, MXN, and CAD expenses. During the year ended December 31, 2021, Greenstone did not have material transactions or balances denominated in any currency other than the Canadian dollar from which it would be exposed to currency risk.
The following tables summarize the Company's exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts, denominated in foreign currencies:

At December 31, 2021	BRL	MXN	CAD
Financial assets	$19,219	$558	$415,234
Financial liabilities	(54,594)	(50,250)	(46,674)
	$(35,375)	$(49,692)	$368,560
At December 31, 2020
Financial assets	$73,236	$9,889	$13,254
Financial liabilities	(61,896)	(5,952)	(7,671)
	$11,340	$3,937	$5,583
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2021, the reasonably possible weakening in foreign currencies against the USD at such date, assuming all other variables remained constant, would have resulted in the following increase (decrease) in the Company's net income during the year ended December 31, 2021:

2021
BRL – 20%	$5,165
MXN – 10%	3,628
CAD – 10%	(26,905)

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

32.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(ii)Foreign currency risk (continued)
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL and MXN which are accounted for as derivative financial instruments (note 15(b)(ii)). At December 31, 2021, a 20% and 10% weakening in the BRL and MXN against the USD would have resulted in a decrease of $1.5 million in the fair value of the foreign currency derivative liabilities and increase in Company's net income during the year ended December 31, 2021. A 20% and 10% strengthening in the BRL and MXN against the USD would have resulted in an increase of $2.3 million in the fair value of the foreign currency derivative liabilities and decrease in the Company net income during the year ended December 31, 2021.
(iii)Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
As part of the Leagold Acquisition (notes 5(e)), the Company assumed gold collar and forward contracts (note 15(b)(i)). In connection with the acquisition of an additional 10% interest in Greenstone (note 5(b)), the Company assumed a contingent obligation for future gold deliveries (note 15(b)(v)). These contracts are measured at FVTPL at the end of each reporting period. A 10% increase or decrease in the price of gold at December 31, 2021 would have resulted in a decrease or increase of $10.5 million in the Company's net income for the year ended December 31, 2021, respectively.
The Company holds investments in marketable securities and warrants and has issued warrants which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. The fair values of the investments in warrants and warrants issued are measured using the Black-Scholes option pricing model with the closing share price of the underlying securities as an input. A 10% increase or decrease in the applicable share prices would have resulted in an increase or decrease of $2.3 million in the Company's net income, respectively, and an increase or decrease of $8.7 million in the Company's OCI, respectively.
33.    CAPITAL MANAGEMENT
The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.
The capital of the Company consists of items included in the Company's equity and loans and borrowings, net of cash and cash equivalents. The Company's capital, as defined above, is summarized in the following table:

	December 31, 2021	December 31, 2020
Equity	$2,585,345	$1,448,523
Loans and borrowings	540,682	545,241
	3,126,027	1,993,764
Less: cash and cash equivalents	(305,498)	(344,926)
	$2,820,529	$1,648,838
The Company manages its capital structure and makes adjustments as necessary in light of economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Tables expressed in thousands of United States dollars, except share and per share amounts)

34.    CONTINGENCIES AND OTHER RISKS
At December 31, 2021, the Company had the following outstanding matters:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2021, the Company recognized a provision of $11.6 million (2020 – $13.2 million) for legal matters which is included in other non-current liabilities.
(b)Tax
The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2021, the Company recognized restricted cash of $4.6 million (2020 – $1.2 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may be required to post additional security in the future, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and it is not probable that a cash outflow will occur. Accordingly, no provision has been recognized with respect to these matters.
(c)Environmental
A historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $9.2 million. In addition to the fines, a pubic civil action has been filed against the Company by the State prosecutor claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil action are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
(d)COVID-19
In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic and efforts to contain it have significantly impacted the global economy, including commodity prices, and disrupted global supply chains and capital markets. The Company has implemented preventative measures at each of its sites and corporate office in collaboration with the Company's employees, contractors, host communities and governments to limit the exposure to and spread of COVID-19. The Company's COVID-19 protocols include routine testing at all it sites, travel restrictions, limiting mine site access, physical distancing and other safety precautions and remote work policies where possible.
During the second quarter of 2020, the Company temporarily suspended operations at its mine in Mexico and certain of its mines in Brazil as a result of government-mandated restrictions and the mines were placed in care and maintenance. While the Company's operations continue to experience some effects from the COVID-19 pandemic, there has been no further government-mandated shut downs and the Company has not experienced any material sales or supply chain disruptions. To date, the effects of COVID-19 on the Company have included mine standby costs incurred during the temporary suspension of operations during the second quarter of 2020 and the subsequent ramp up of operations, incremental costs related to increased health and safety protocols and other COVID-19 related protocols and workforce participation. Additionally, in 2021, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions.
As the COVID-19 pandemic continues to evolve into 2022, the magnitude of its effects on the economy, and on the Company's operating plan, financial and operational performance is uncertain. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's future results and cash flows and result in write-downs of its non-current assets.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.